SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 23, 2004

                                   ----------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes        No X
                                     ---      ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No X
                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:   Shareholder materials for STMicroelectronics' Annual General
              Meeting of Shareholders ("AGM") of April 23, 2004, including: (i)
              Agenda for AGM; (ii) Report of the Managing Board; (iii) Report of the Supervisory Board; (iv) Annual Accounts for 2003; (v) AGM
              Proposed Resolutions; (vi) Proposed New Supervisory Board Member
              Data Forms; (vii) Deed of Amendment to the Articles of
              Association; (viii) Corporate Governance Charter; (ix) Proxy
              Appointment and Voting Instruction Card.


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                               [GRAPHICS OMITTED]


                          Annual General Meeting 2004

                                     Agenda

Annual General Meeting of Shareholders of STMicroelectronics N.V., established in Amsterdam, the Netherlands to be held on April 23, 2004 at 10:00 a.m. in Amsterdam, the Netherlands(1)

    1.   Call to order and opening

    2.   Report of the Managing Board on the 2003 financial year

    3.   Report of the Supervisory Board on the 2003 financial year

    4.   Adoption of the annual accounts for the 2003 financial year

    5.   Discharge of the sole member of the Managing Board

    6.   Discharge of the members of the Supervisory Board

    7.   Adoption of a dividend of $0.12 per common share

    8. Proposal of appointment of Gerald Arbola as a new member of the Supervisory Board as successor to, and to complete the three-year term (to expire at our 2005 AGM) of, Jean-Pierre Noblanc

    9. Proposal of appointment of Didier Lombard as a new member of the Supervisory Board as successor to, and to complete the three-year term (to expire at our 2005 AGM) of, Remy Dullieux

    10.  Approval of the compensation of the members of the Supervisory Board

    11.  Approval of the new employee stock purchase plan

    12. Delegation to the Supervisory Board for five years of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders' pre-emptive rights

    13. Approval of the change in the quorum for the general meeting of shareholders from one-third of the issued share capital to 15% of the issued share capital

    14. Authorization of the amendment of the articles of association relating to the items mentioned under item 13

    15.  Approval of our Corporate Governance Policy

    16.  Question time

    17.  Close

------------------------------------
(1) Location to be communicated shortly


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


Copies of the annual accounts, the report of the Supervisory Board, the report of the Managing Board, the draft deed of amendment to the articles of association (as well as an unofficial English translation thereof), the personal data of the proposed members of the Supervisory Board as referred to in Section 2:142, subsection 3 of the Dutch Civil Code, the proposed Corporate Governance Charter and other information included pursuant to law and the proposed resolutions will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Credit Agricole Investor Services Corporate Trust S.N.C. (14, Rouget de Lisle, 92862 Issy-les-Moulineaux, Cedex 09), at the offices of the Company in New York (Corporate Information Office, 780 Third Avenue, 9th Floor, New York, New York 10017, United States of America) and at the offices of Banca Intesa S.p.A. (Centro Amministrativo Elettronico, Via Langhirano 1, CAP 43100 Parma, Italy) as of March 19, 2004 up to and including the date of the meeting. The documents are also available on the Company's internet site www.st.com and in print at the Company's registered offices.


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



                               [GRAPHIC OMITTED]

                         REPORT FROM OUR MANAGING BOARD
                              TO OUR SHAREHOLDERS

        ST achieved progressive revenue gains throughout 2003, posting 14.6% growth over the prior year. Net revenues surpassed $7.2 billion, reflecting solid year-over-year increases in all major product groups and targeted market segments. In 2003, revenues from differentiated products exceeded $5 billion and accounted for 69.3% of the Company's net revenues.

        Based upon currently-available industry data, ST's growth for the period was basically in line with that of the markets we serve, enabling the Company to maintain leading positions in a number of key areas, including sales of Analog ICs, Application Specific ICs and Application Specific Standard Products.

        ST's four major product groups continued to work together in 2003 to provide products and solutions for a number of high-growth applications. For example, in 2003 our revenues for wireless applications approximated $1.75 billion, 18% growth over the prior year, and revenues to digital consumer and automotive products each exceeded $1 billion, increasing 27% and 22%, respectively, from 2002 levels.

        ST's twelve strategic customers with whom we have formal alliances represented approximately 43% of our total net revenues in 2003. At the same time, our company-wide initiative to offer ST products to an expanded customer base fueled incremental, progressive revenue growth throughout the year. The Company has committed significant resources to ensure the longterm success of this accelerated marketing program, by creating new regional competence centers that focus on specific applications, increasing design activities in advanced products with multiple applications and launching a new generation of e-tools for customer support.

        Our top-line growth in 2003 was driven primarily by unit demand, as the industry-wide overcapacity, that persisted during the year caused much of our product portfolio to be under significant price pressure. This situation was exacerbated by product mix, particularly the 27% year-over-year growth in Flash memory product sales and the increase in sales of multi-socket products to a broader customer universe. These factors, among others including currency fluctuations, restricted our ability to generate operating leverage at the gross margin line. Gross profit, while up 11.7% to $2.57 billion on a yearover-year-basis, stood at 35.5% of 2003 net revenues, compared to 36.4% in 2003.

        Operating income was penalized by the approximate 20% decline in the value of the u.s. dollar against the Euro and several other currencies in 2003.

This decline significantly increased ST's reported research and development and selling, general and administrative costs, which together account for the majority of our operating expenses. In addition, we incurred impairment, restructuring, and other related charges in 2003, which amounted to $139 million on an after-tax basis, in connection with a detailed restructuring plan developed to safeguard and increase ST's manufacturing cost competitiveness and to enhance capacity.

        In 2003, we repurchased approximately 78% of the amount originally issued of our Zero-Coupon Senior Convertible Notes due 2010 and completed an Offering of Senior Zero-Coupon Convertible Bonds due 2013. Repurchases of higher-cost convertible debt to reduce interest expense and lengthen maturities resulted in a non-operating, after-tax charge of $38 million in 2003.

        The above-mentioned factors are the primary reasons that ST's reported net income was $253 million, or $0.27 per diluted share for 2003, as compared to $429 million, or $0.48 per diluted share in 2002.

        It is noteworthy that at year-end 2003, our balance sheet was stronger than it was at the end of 2000, when the semiconductor industry had reached a record high sales level. At December 31, 2003, cash, cash equivalents, and marketable securities totaled $3 billion. Total debt was $3.10 billion, of which $2.94 billion was long term, comprised mostly of convertible bonds; shareholders' equity totaled $8.10 billion; and the net debt to shareholders' equity ratio was a modest 0.012. Throughout the period, we maintained our emphasis on cash generation, reporting net operating cash flow for 2003 of $477 million.(1)

        Importantly, we were able to blend sound financial management with solid strategic initiatives and investments in 2003, which we believe have the potential to provide significant returns in the periods ahead.

        The Crolles2 Research and Development Alliance facility was formally inaugurated early in 2003, and by the end of the year, ST and our partners, Philips and Motorola, were producing research lots of 90-nanometer feature-size silicon. ST's agreement with Hynix Semiconductor to jointly develop NAND Flash products is also proceeding apace, with ST having already delivered samples of 512 megabit and 1 gigabit memories to key customers.

        Our agreement with Texas Instruments and Nokia to jointly develop and sell a CDMA chipset was announced in May 2003, and customer response has been encouraging. As part of ST's joint venture with Dai Nippon, a mask-making facility in which ST owns 19%, was opened adjacent to our fab in

------------------------------------
(1) Net operating cash flow is defined as cash flow from operating activities net of payments for purchases of tangible, intangible and financial assets, and for acquisitions.

Agrate, Italy in July, 2003. We expect this facility to be fully operational by mid-2004.

        We made two smartcard-related acquisitions in 2003, both of which have given ST the ability to leverage its silicon know-how in order to offer customers a broader array of products and solutions based upon their individual requirements. And, we added to our broadband access portfolio and expertise through the December 2003 acquisition of Synad, a UK-based wireless-LAN company.

        Industry analysts currently forecast that 2004 will be a year of substantial growth for the semiconductor industry, characterized by a combination of higher unit demand and price increases. As noted in the Outlook section of our 2003 fourth quarter/full-year earnings release, ST has entered this recovery period with a solid order backlog and strong fundamental demand for products serving key high-growth applications.

        We intend to take full advantage of our leadership position in those market segments and product families that are projected to drive the industry's growth in 2004 and beyond, moving, as appropriate, from a provider of components and Systems-on-Chip technology to a provider of platform solutions in those segments that we target.

        We are also determined to continue accelerating and strengthening our commitment to our programs in corporate social responsibility. These programs are in line with our leadership as one of the first signatories to the Global Compact, which is the U.N. initiative that promotes responsible corporate citizenship. We reiterate the Company's longstanding belief that those corporations which pay special attention to their social responsibility and to their behavior as good corporate citizens in the communities in which they operate not only fulfill their ethical obligations but also maximize returns to their shareholders. Our position is recognized by a number of financial indexes on which ST's shares are included, such as: FTSE 4good; Dow Jones Sustainability Indexes, Advanced Sustainable Performance Index, the Ethical Sustainability Index and the Ethical Index Europe.

In addition, ST, with its unwavering commitment to sustainable development emphasizing environmental protection, provides excellent proof of the validity of these concepts. As an example, our energy-saving program, which cut per unit energy consumption by an average of 6.3% per year since 1994, reduced our electricity bill by approximately $80 million in 2003. At the same time, our energy-conservation efforts have saved our planet the burden of another 150MW power plant, with all its related polluting emissions.

In 2003, ST was also one of the world's first companies to be awarded OHSAS 18001 health and safety management certification for all of its plants. Through OHSAS 18001, ST has committed to achieve continuous progress in several areas, including Occupational Health and Safety, Risk Management, Property Conservation and Business Continuity.

Finally, 2003 marked the beginning of the deployment of the Company's program to help bridge the "digital divide", the gap that separates those having access to modern information and communication technologies and those without such access. Our program is based on providing education through specially-designed courses and on offering access to personal computers and to the Internet in countries such as Morocco, Malaysia and India, which are currently the primary targets for our initiative. Our goal is to reach at least one million people in a decade, thus enhancing the social and economic development of the communities where we operate, while also being recognized as an excellent corporate citizen and as the employer of choice in those communities.

On December 9, 2003, the final version of the Dutch Corporate Governance Code, often referred to as the Tabaksblat Code, was published. The Code recommends that companies communicate to shareholders in 2004 how they intend to comply with the Code and we have determined that ST already largely complies with the Code. It should be noted, however, that ST is a global company, with its shares listed on the New York Stock Exchange, Euronext Paris, and Borsa Italiana, and therefore certain of our policies may be reflective of practices in those jurisdictions and in some cases may not be consistent with all Dutch "Best Practice" recommendations contained in the Code. In light of this, we are submitting our policies on Corporate Governance for approval at our 2004 Annual General Meeting of Shareholders to be held in Amsterdam on April 23, 2004. Our current corporate governance policies, as enumerated in our Charter on Corporate Governance, will be updated and expanded whenever necessary or advisable. As recommended by the Code, we will inform our shareholders of any significant changes in our corporate governance policies and practices. Our Corporate Governance Charter will be posted on our website www.st.com and will be available in print to any shareholder who requests it.



March 10, 2004



/s/ Pasquale Pistorio

P. Pistorio

Sole member of the Managing Board

                       Report of the Supervisory Board of
                               STMicroelectronics
                             Monday, March 15, 2004

Annual Results
--------------

In 2003, the semiconductor market improved markedly in comparison to 2002. During 2003, ST produced annual revenues of almost $7.24 billion, driven primarily by unit demand from ST's strategic customers, as well as from a growing group of key customers, up 14.6% from the $6,318 million reported in 2002. ST remained solidly profitable for the year, as ST had during the severe industry downturns of 2001 and 2002. Net operating cash flow(1) increased to $477 million in 2003 from $342 million in 2002. However, profitability levels were significantly limited by a number of factors, including industry-wide overcapacity, pricing pressures and rapid currency fluctuations. Currency fluctuations affected ST's reported operating expenses for 2003, thus negatively impacting its bottom-line results in 2003 compared to 2002.

Proposed Dividend
-----------------

Considering ST's results in 2003, and upon the proposal of the Managing Board, the Supervisory Board recommends to the Annual General Meeting of Shareholders
(AGM) the adoption of the annual accounts for the financial year 2003 and the distribution, out of ST's profits realized during 2003, of a cash dividend of $0.12 per share.

Supervisory Board and ST Corporate Governance
---------------------------------------------

The management of ST is entrusted to the Managing Board under the supervision of the Supervisory Board. The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board as well as the general course of ST's affairs and business.

Since early 2003, the Supervisory Board has monitored corporate governance initiatives in the various markets in which ST is listed and incorporated, particularly implementing rules of the Sarbanes-Oxley Act of 2002 and final corporate governance standards of the New York Stock Exchange. The Supervisory Board formed an Ad-Hoc Committee to analyze ST's corporate governance policies and structure.

On December 9, 2003, the Dutch Corporate Governance Committee issued a Corporate Governance Code (the "Code") effective January 1, 2004 for all publicly listed companies incorporated in The Netherlands, including ST. Management, under the supervision of the Ad-Hoc Committee, developed a Corporate Governance Charter. On the recommendation of the Ad-Hoc Committee, ST is submitting its policy on corporate governance for approval to the AGM. As ST is listed on the New York Stock Exchange, Euronext Paris and Milano Borsa and not in The Netherlands, ST's policies and practices are not consistent with all Dutch "Best Practice" recommendations contained in the Code. ST's current corporate governance policies, as enumerated in the Corporate Governance Charter, will be updated and expanded whenever

------------------------------------
(1) Net operating cash flow is defined as cash flow from operating activities net of payments for purchases of tangible, intangible and financial assets, and for acquisitions.



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


necessary or advisable. As recommended by the Code, ST will inform shareholders at its AGM of any significant changes in corporate governance policies and practices. ST's Corporate Governance Charter will be posted on the website and will be available in print to any shareholder who may request it. The Supervisory Board recommends to shareholders adoption of ST's corporate governance policy, as currently reflected in the ST Corporate Governance Charter.

In fulfilling their duties under Dutch law, the members of the Supervisory Board serve the best interests of all of ST's stakeholders and of ST's business. In addition, as required by Dutch law, all of the members of the Supervisory Board, however originally selected, act independently in their supervision of ST's management. The Supervisory Board has adopted criteria to evaluate the independence of its members in accordance with corporate governance listing standards of the New York Stock Exchange. The Supervisory Board evaluated the members and determined that all members are independent from ST's management.

Biographies of current Supervisory Board members' are annexed to this Report and will be available on ST's website.

Proposed Supervisory Board Appointments
---------------------------------------

The Supervisory Board announced the passing of former Vice-Chairman Jean-Pierre Noblanc last summer and announces the resignation of Supervisory Board member Mr. Remy Dullieux. Mr. Noblanc had been a member of the Supervisory Board since 1994, serving as Chairman from 1994-1996 and 1999-2002, and as Vice-Chairman from 1996-1999 and 2002 through his passing in 2003. Mr. Dullieux was a member of the Supervisory Board since 1993, serving as Audit Committee chair from 1996-1999.

The Supervisory Board recommends the respective appointments of Gerald Arbola and Didier Lombard as successors to fulfil the remaining period of the terms of Messrs. Noblanc and Dullieux, to expire at the 2005 AGM. Biographies of proposed Supervisory Board nominees Messrs. Arbola and Lombard annexed to this Report and will be available on ST's website.

Supervisory Board activity in 2003
----------------------------------

During 2003, the Supervisory Board met eight times so as to closely monitor ST's operations, strategy and evolution. The Supervisory Board reviewed ST's results of operations, met with the corporate officers responsible for Research and Development, the Telecoms, Peripherals and Automotive ("TPA") and Memory Products businesses to monitor ST's projects, challenges, performance and prospects in an intensely competitive environment. In addition, the Supervisory Board supervised, oversaw and approved many ST corporate activities in 2003, including:

      o ST's acquisitions of Smart card product manufacturer Incard (Italy), Smart card software company Proton (Belgium) and wireless-LAN designer Synad Ltd. (UK)
      o Attribution of stock options to executives and key employees of ST under the 2001 and 2002 Stock Option Plans approved by shareholders
      o Offerings of ST common shares to employees in May and November 2003 pursuant to ST's Employee Stock Purchase Plan approved by shareholders


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


      o ST's issuance of $1.4 billion aggregate principal amount at issuance of negative yield zero coupon senior convertible bonds due 2013
      o Several market repurchases of ST's zero coupon senior convertible bonds due 2010
      o    ST's six-inch fabrication facility reorganization project

The Supervisory Board's committees were also very active in 2003.

Compensation Committee
----------------------

The Compensation Committee met four times in 2003, including one meeting outside the presence of management or the CEO. Among its main activities, the Compensation Committee defined the remuneration package of the CEO for the year 2003, determined CEO objectives and eligibility criteria to receive a bonus in 2004 (with reference to the market conditions in the semiconductor industry) and proposed to the Supervisory Board the CEO's total remuneration package, which approved it. Eligibility criteria for the CEO to receive a bonus relate to ST's revenue growth compared to that of its main competitors, its profitability, return on net assets, net cash flow, and market performance over the course of a fiscal year. In 2003, the Compensation Committee also reviewed the CEO's 2002 performance in light of objectives and bonus eligibility criteria and proposed adoption of the CEO's bonus to the Supervisory Board. Finally, the Compensation Committee made a recommendation regarding the number of stock options to be granted to the CEO.

The Compensation Committee approved the 2003 proposed allocation of stock options to ST's executive officers and key employees pursuant to ST's 2001 Stock Option Plan, based on the NYSE closing price of ST shares two days after the AGM date. The Compensation Committee also extended the allocation to eligible employees of acquired businesses. The Committee also reviewed the remuneration policy for the ST's Managing Board and senior executive officers as well as the Executive Incentive Program for all ST executives.

In 2003, the Compensation Committee confirmed the grant of stock options approved by ST's shareholders to members and professionals of the Supervisory Board pursuant to ST's 2002 Stock Option Plan, based on the NYSE closing price of ST shares two days after the AGM date.

The Compensation Committee also monitored the results of the last two tranches of ST's Employees Stock Purchase Plan, which were implemented in 2003. The Compensation Committee reviewed and proposed to the Supervisory Board a new Employee Stock Purchase Plan for the years 2004-2007, the principal terms and conditions of which are being submitted to our April 23, 2004 AGM for approval.

Strategic Committee
-------------------

The Strategic Committee met six times in 2003, in the presence of the CEO, the Director of Strategic Planning and the CFO. Among its main activities, the Strategic Committee reviewed the Company's long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, which included the increasing costs of R&D and of capital investments in advanced production technologies.

The Strategic Committee was fully briefed prior to and during the negotiation processes concerning the acquisition of Incard, a manufacturer of various Smart card products, Proton


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

World International (PWI), a leading Smart card software company specializing in high-security payment and identification Smart card systems, and Synad Ltd., the wireless-LAN chip developer.

Audit Committee
---------------

The Audit Committee met eleven times during 2003. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview ST's CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed final implementing rules promulgated by the U.S. Securities and Exchange Commission and the New York Stock Exchange.

At the end of each quarter, prior to each Supervisory Board meeting to approve ST's results and quarterly earnings press release, the Audit Committee reviewed ST's interim financial information and the proposed press release and discussed with the independent accountants those matters required to be discussed under SAS 61. In addition, the Audit Committee reviewed ST's quarterly "Operating and Financial Review and Prospects" and full interim financial statements (including notes) before they are filed with the SEC and duly certified (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).

The Audit Committee also proceeded with its annual review of ST's Internal Audit, as well as the scope, planning and costs of ST's external audit activities. The Audit Committee reviewed and approved management's proposal for a new internal operating procedure regarding engagements with external auditors.

The Audit Committee reviewed its Charter with the assistance of ST's outside U.S. counsel, with a view to compliance with final Sarbanes-Oxley implementing rules and final NYSE listing standards, to the extent permitted by Dutch law. The Audit Committee completed a self-evaluation and reported regularly to the Supervisory Board.

In advance of its review of our draft annual Financial Statements, the Audit Committee reviewed our external auditors' statement of independence with them. The Audit Committee approved the compensation of our external auditors and also approved the scope of their audit, audit-related and non-audit-related services, held separate meetings with the external auditors and discussed ST's critical accounting policies with our external auditors.

The Audit Committee reviewed ST's conclusions as to effectiveness of Internal Controls in 2003, had various meetings with management, external auditors and approved ST's internal audit plan for 2004. The Audit Committee also determined that three members of the Audit Committee qualified as "audit committee financial experts" and that all of its members are financially literate. The Audit Committee's conclusions on such matters were reported to the Supervisory Board, which adopted them.

Nominating and Corporate Governance Committee
---------------------------------------------

As part of the Supervisory Board's corporate governance review, the Supervisory Board, on the recommendation of the Ad Hoc Committee, resolved to establish a Nominating and Corporate


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

Governance Committee. The Supervisory Board will meet following the AGM to resolve upon the composition and Charter of the new Nominating and Corporate Governance Committee.

Finally, the Supervisory Board, in conjunction with the Managing Board, prepared the agenda for the AGM and recommends for adoption the proposed resolutions. The agenda, proposed resolutions and other information regarding the upcoming AGM are available on ST's website and in print to any shareholder upon request.


Monday, March 15, 2004


    Bruno STEVE                               Robert WHITE
    ----------------------                    ----------------------


    Tom DE WAARD                              Remy DULLIEUX
    ----------------------                    ----------------------


    Doug DUNN                                 Riccardo GALLO
    ----------------------                    ----------------------


    Francis GAVOIS                            Alessandro OVI
    ----------------------                    ----------------------



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

                     Current members of ST Supervisory Board

Bruno Steve has been a member of our Supervisory Board since 1989 and Chairman since March 27, 2002. He served as Vice-Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. From July 1990 to March 1993 and from June 1996 until May 1999, Mr. Steve also served as Chairman of our Supervisory Board. He has been with Istituto per la Ricostruzione Industriale--IRI S.p.A. ("I.R.I".), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a.. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome.

Tom de Waard was appointed to the Supervisory Board in 1998. Mr. de Waard was appointed chairman of the Audit Committee by the Supervisory Board in 1999. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm since March 2000 and has been the Managing Partner of Clifford Chance Amsterdam office since May 1, 2002. Prior to that, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. De Waard is a member of the Supervisory Board of BESI N.V.

Remy Dullieux has been a member of the Supervisory Board since 1993. Mr. Dullieux was chairman of the Audit Committee from 1996 to 1999. He is a graduate of the Ecole Polytechnique. Since the beginning of 2004, he has been senior Vice President for IT business ownership and technical intervention in the fixed line and distribution Division of France Telecom. Between 1996 and 2004, Mr. Dullieux served as a France Telecom Executive Manager for the Northern and Eastern areas of France and then for the Western and Southwestern areas of France. From 1991 to June 1996, Mr. Dullieux served as Group Executive Vice President for Strategic Procurement and Development for France Telecom. From 1985 to 1988, Mr. Dullieux served as Regional Manager of Creteil, and announced his resignation effective at the April 23, 2004 Annual General Meeting of Shareholders.

Doug Dunn was appointed to the Supervisory Board in 2001. He is President and Chief Executive Officer of ASM Lithography Holding N.V., an original equipment manufacturer in the semiconductor industry. Mr. Dunn currently serves on the Board of Directors of ARM plc and Sendo plc, both UK companies. Mr. Dunn also serves on the Board of MEDEA+. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors.

Riccardo Gallo was appointed to the Supervisory Board in 1997. He is Associate Professor of Industrial Economics at the Engineering Faculty of "La Sapienza" University in Rome. He is also a member of the board of directors of Comitato Sir (since 1981). From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice-Chairman of I.R.I, which was at the time the largest state-owned industrial holding. He currently serves as chairman of IPI, the Italian Institute for Industrial Promotion.

Francis Gavois was appointed to the Supervisory Board in 1998. Mr. Gavois is a member of the Boards of Directors of Plastic Omnium and FT1CI and of the Supervisory Board of the Consortium de Realisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Francaise du Commerce Exterieur
(BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration.

Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently is Special Advisor to the President of the European Community and serves on the boards of Seat S.p.A., Carnegie Mellon University, N.W. Fund (Capital Group, E.U.P.A.C. (Capital Group) and Corporation Development Committee of the Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is a University Professor and Director of the Data Storage Systems Center at Carnegie Mellon University and serves as a member of several corporate boards, including that of Silicon Graphics, Inc. He is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society's Pake Prize. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

                          ST Supervisory Board Nominees

Gerald Arbola is recommended for appointment to the Supervisory Board at the 2004 AGM to fulfill the remaining term of Jean-Pierre Noblanc, whose passing the Board has mourned since last summer, through the 2005 AGM. Mr. Arbola is an Executive Board member of Areva and its Chief Financial Officer. Mr. Arbola is a graduate of the Institut d'Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola joined the Cogema group in 1982 as director of planning and strategy for SGN, then served as chief financial officer at SGN from 1985 to 1989, becoming executive vice president of SGN in 1988, chief financial officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as chairman of the board of SGN in 1997 and 1998. Mr. Arbola has served as chief financial officer and member of the Executive Board of AREVA since July 3, 2001.

Didier Lombard is recommended for appointment to the Supervisory Board at the 2004 AGM to fulfil the remaining term of Remy Dullieux, who has retired, through the 2005 AGM. Mr. Lombard currently serves as Executive Director and Member of the Executive Committee of France Telecom, in charge of Technologies, Strategic partnerships and New Usages. Mr. Lombard began his career in the R&D division of France Telecom in 1967, where he contributed to the development of several new products for France Telecom, in relationship with satellite and mobile systems. From 1988 on, he served as scientific and technological director at the Ministry of Research and Technology, General Director for industrial strategies at the Ministry of Economy, Finances and Industry, and Delegate Ambassador for national investments and president of the French Agency for international investments. Mr. Lombard is also a member of the board of directors of Thomson. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Superieure des Telecommunications.

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2003

                            STMICROELECTRONICS N.V.

                                 ANNUAL REPORT

                               DECEMBER 31, 2003

CONTENTS                                                                    Page
                                                                            ----

DIRECTOR'S REPORT                                                              1

BALANCE SHEET AS AT DECEMBER 31, 2003                                          2

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003                       3

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003                   4-17

OTHER INFORMATION                                                             18

AUDITORS' REPORT                                                              19



APPENDIX

STMicroelectronics N.V. consolidated financial statements as of December 31, 2003 and the year then ended.


STATUTORY DIRECTOR

/s/ Pasquale Pistorio


SUPERVISORY DIRECTORS

/s/ Bruno Steve
/s/ Remy Dullieux
/s/ Allesandro Ovi
/s/ Robert M. White
/s/ Riccardo Gallo
/s/ Tom de Waard
/s/ Francis Gavois
/s/ Douglas Dunn

STMICROELECTRONICS N.V.

DIRECTOR'S REPORT

DECEMBER 31, 2003





The director's report is available on request at the Company's office.


Amsterdam, March 10, 2004

STMICROELECTRONICS N.V.
BALANCE SHEET AS AT DECEMBER 31, 2003
(before proposed appropriation of income)
                                                       2003                2002
                                            USD in millions     USD in millions
ASSETS
------
FIXED ASSETS
Intangible fixed assets                                 368                 377
Tangible fixed assets                                    12                  10
Financial fixed assets                                7 198               6 278
                                                     ------              ------

Total fixed assets                                    7 578               6 665
                                                     ------              ------

NON-CURRENT ASSETS
Long-term intercompany loans                             56                  32
                                                     ------              ------

Total non-current assets                                 56                  32
                                                     ------              ------


CURRENT ASSETS
Inventories                                              69                  32
Trade receivables                                       299                 268
Short-term intercompany loans                           312                 312
Group companies receivables                             601                 636
Other receivables                                        51                  58
Securities                                                0                   2
Cash                                                  2 890               2 473
                                                     ------              ------

Total current assets                                  4 222               3 781
                                                     ------              ------

TOTAL ASSETS                                         11 856              10 478
                                                     ------              ------

SHAREHOLDERS' EQUITY AND LIABILITIES
------------------------------------
SHAREHOLDERS' EQUITY
Issued and paid in capital                            1 186                 983
Additional paid in capital                            1 509               1 468
Retained earnings                                     4 888               4 558
Treasury stock                                        (348)               (348)
Cumulative translation adjustment                       584                (96)
Income for the year                                     205                 401
                                                     ------              ------

Total shareholders' equity                            8 024               6 966
                                                     ------              ------

LONG-TERM LIABILITIES
Long-term loans                                       2 545               2 381
Deferred revenues                                         2                   4
                                                     ------              ------

Total long-term liabilities                           2 547               2 385
                                                     ------              ------

SHORT-TERM LIABILITIES
Trade payable                                            17                  14
Taxes                                                    11                  17
Group companies payables                              1 203               1 006
Accrued liabilities                                      54                  90
                                                     ------              ------

Total short-term liabilities                          1 285               1 127
                                                     ------              ------

TOTAL SHAREHOLDERS' EQUITY
 AND LIABILITIES                                     11 856              10 478
                                                     ------              ------

The accompanying notes form an integral part of the accounts.

STMICROELECTRONICS N.V.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003



                                                       2003               2002
                                            USD in millions    USD in millions

Income after taxes                                      117                111
Income from subsidiaries                                 88                290
                                                     ------              ------

NET INCOME                                              205                401
                                                     ------              ------




The accompanying notes form an integral part of the accounts.

STMICROELECTRONICS N.V.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003


1.    GENERAL

     A description of STMicroelectronics N.V. ("the Company"), its activities and group structure are included in the attached consolidated financial statements, prepared for United States reporting purposes, which also apply to the company-only financial statements. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

     In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.


2.   BASIS OF PRESENTATION

     Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in US dollars.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General

     The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

     Consolidation

     The consolidated financial statements of the Company for the year ended December 31, 2003, which are attached, have been prepared in accordance with accounting principles generally accepted in the United States (US
     GAAP). In management's opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied, except for the additional disclosures as presented in Notes 18, 19 and 20.

     Intangible assets

     Intangible assets include the cost of technologies and licences purchased from third parties and capitalized internally developed software which are amortized over a period ranging from three to seven years, as well as goodwill acquired in business combinations which is amortized over its estimated useful life, generally three to five years. Intangible assets are reflected net of any impairment losses. The carrying value of intangibles is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining the recoverability, the Company estimates the fair value based on the expected discounted future cash flows and compares this to the carrying value of the identifiable intangibles. A impairment charge is recognized for the excess of the carrying value over the fair value. Significant estimates used in determining expected undiscounted future cash flows include the applicable sales volume forecasts, evolution of the average selling price and the market acceptance of certain new technologies.

     Foreign currencies

     The share capital of the Company is denominated in Euro and the year-end balance is translated into US dollars at the year-end exchange rate (Euro/USD 1.2630). The translation differences are taken to the non-distributable cumulative translation adjustment account.

     Other non-current assets

     Other non-current assets consist of underwriting and issuance costs related to the zero-coupon convertible notes. These costs are amortized straight-line over approximately 4 years, which represents the first right of the holder to redeem the convertible notes.

4.   INTANGIBLE FIXED ASSETS

                                                        Concessions,
                                                 licenses and rights
                                                     of intellectual
                                          Goodwill         ownership             Total
                                          --------         ---------             -----
                                   USD in millions   USD in millions   USD in millions

     HISTORICAL COST
     Balance at January 1, 2003                136               337              473
     Additions                                  22                77               99
     Write offs                                 --                (7)              (7)
                                              ----              ----             ----

     Balance at December 31, 2003              158               407              565
                                              ----              ----             ----

     ACCUMULATED AMORTIZATION
     Balance at January 1, 2003                 22                74               96
     Charge for the year                        29                75              104
     Write off                                  --                (3)              (3)
                                              ----              ----             ----

     Balance at December 31, 2003               51               146              197
                                              ----              ----             ----

     NET BOOK VALUE
     At December 31, 2003                      107               261              368
                                              ----              ----             ----

     At December 31, 2002                      114               263              377
                                              ----              ----             ----

5.   TANGIBLE FIXED ASSETS

                                      Furniture    Computer
                                            and     and R&D
     (USD in millions)                 fixtures   equipment     Other     Total
                                       --------   ---------     -----     -----

     HISTORICAL COST
     Balance at January 1, 2003               3          10         1        14
     Additions                               --           4        --         4
     Disposals                               (0)        (--)      (--)      (--)
                                           ----        ----      ----      ----

     Balance at December 31, 2003             3          14         1        18
                                           ----        ----      ----      ----

     ACCUMULATED DEPRECIATION
     Balance at January 1, 2003               1           3        --         4
     Charge for the year                     --           2        --         2
     Disposals                              (--)        (--)      (--)      (--)
                                           ----        ----      ----      ----

     Balance at December 31, 2003             1           5        --         6
                                           ----        ----      ----      ----

     NET BOOK VALUE
     At December 31, 2003                     2           9         1        12
                                           ----        ----      ----      ----

     NET BOOK VALUE
     At December 31, 2002                     2           7         1        10
                                           ----        ----      ----      ----



6.   FINANCIAL FIXED ASSETS
                                                                 2003      2002
     (USD in millions)

     Investments in consolidated group companies                7,155     6 243
     Investments                                                   26        14
     Debt issuance costs, net                                      17        21
                                                                -----     -----

                                                                7 198     6 278
                                                                -----     -----

     Investments in consolidated group companies

     (USD in millions)                                           2003      2002

     Balance January 1                                          6 243     4 940
     Income from subsidiaries                                      88       290
     Dividends paid                                             (351)     (159)
     Capital increase                                             296       561
     Translation effect                                           879       611
                                                                -----     -----

     Balance December 31                                        7 155     6 243
                                                                -----     -----


7.   INVENTORIES

     The balance for inventories contains only finished goods.

8.   TRADE RECEIVABLES

     Trade receivables mature within one year.


9.   SHORT-TERM INTERCOMPANY LOANS

     Short-term intercompany loans consist of the following:
     ---------------------------------------------------------------------------
                                                   December 31,    December 31,

                                                       2003            2002
     ---------------------------------------------------------------------------

     STMicroelectronics SA (France)

     Non-interest bearing cash advance                      101               -

     STMicroelectronics Inc (USA)

     Loan due 2004 bearing interest at 3-month
     LIBOR plus 1.50%                                       150             150
     Loan due 2004 bearing interest at 3-month
     LIBOR plus 1.50%                                        60              60

     Synad Technology

     Non-interest bearing cash advance                        1               -

     STMicroelectronics Srl (Italy)

     ---------------------------------------------------------------------------
                                                   December 31,    December 31,

                                                       2003            2002
     ---------------------------------------------------------------------------

     Loan due 2003 bearing fixed interest at 4%               -              52

     STMicroelectronics Ltd. (Malta)

     Non-interest bearing cash advance                        -              50

     ---------------------------------------------------------------------------
     Total short-term intercompany loans                    312             312
     ===========================================================================

10.  LONG-TERM INTERCOMPANY LOANS

     Long-term intercompany loans consist of the following:

     ---------------------------------------------------------------------------
                                                   December 31,    December 31,

                                                       2003            2002
     ---------------------------------------------------------------------------

     STMicroelectronics Inc. (Canada)

     Loan due 2005 bearing interest at 3-month                -              32
     LIBOR plus 1.50%
     Loan due 2005 bearing interest at 3-month
     LIBOR plus 0.375%                                       51               -

     STMicroelectronics Ltd. (Israel)

     Loan due 2006 bearing interest at 3-month
     LIBOR plus 0.50%                                         5               -

     ---------------------------------------------------------------------------
     Total long-term intercompany loans                      56              32
     ===========================================================================


11.  GROUP COMPANIES
                                                           2003             2002
                                                USD in millions  USD in millions

     Trade receivables                                      564              436
     Other receivables                                       37              200
                                                         ------           ------

     Total group companies receivables                      601              636
                                                         ------           ------

     Trade payables                                         688              727
     Other payables                                         515              279
                                                         ------           ------

     Total group companies payables                       1 203            1 006
                                                         ------           ------

12.  SHAREHOLDERS' EQUITY

                                 Issued and  Additional                        Cumulative    Income
                                    paid in     paid in  Retained   Treasury  translation   for the
                                    capital     capital  earnings      stock   adjustment      year     Total
                                    -------     -------  --------      -----   ----------      ----     -----
     (USD in millions)

     Balance January 1, 2003            983       1 469     4 558       (348)        (97)       401     6 966
     Appropriation of 2002
      net income                         --          --       401         --          --       (401)
     Issuance of shares                   3          20        --         --          --         --        23
     Dividends paid                      --          --       (71)        --          --         --       (71)
     Net income 2003                     --          --        --         --          --        205       205
     Premium on convertible debt         --          20        --         --          --         --        20
     Translation effect and other
      Comprehensive income              200          --        --         --         681         --       881
                                      ------      ------    ------    ------      ------     ------    ------

     Balance December 31, 2003         1 186       1 509     4 888      (348)        584        205     8 024
                                      ------      ------    ------    ------      ------     ------    ------


     The EURO equivalent of the issued share capital at December 31, 2003 amounts to EURO 938,880,523 (2002: EURO: 936,960,496). For the changes in issued and paid in capital and additional paid in capital, see the consolidated financial statements of the Company as attached in the Appendix.

     Treasury stock
     As of December 31, 2003, 13,400,000 shares of common stock totalling USD 348,335,000 (2002 : 13,400,000 shares totalling USD 348,335,000) have been repurchased and reflected at cost as a reduction from shareholders' equity. The repurchased shares have been allocated to be used in the Company's most recent employee stock option plan. For details on the Company's stock option plans, see Note 14 of the consolidated financial statements of the Company.


13.  LONG-TERM LOANS

     In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708 million. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of $885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem for cash all, but not a portion of the LYONs. On or after September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all existing and future indebtedness of the Company.

     In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,458 million. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005, at a price of $805.15 per one thousand dollar face value of the convertible notes. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, but not a portion of the convertible bonds. On or after November 16, 2005, the Company may redeem for cash all or a portion of the convertible bonds. The notes are unsubordinated to all existing and future indebtedness of the Company.

     In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon senior convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The notes are convertible at any time by the holders at the rate of 29.9144 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their decreted value all or a portion of the convertible bonds subject to the level of the Company's share price.


14.  LOANS AND BANKS

     The Company has revolving lines of credit agreements with several financial institutions totalling USD 163,000,000 (2002: USD 80,000,000). At December 31, 2003 no amounts were drawn on these available lines of credit (2002:
     nil).


15.  GUARANTEES

     Guarantees given by the Company to banks of its subsidiaries amounted to approximately USD 816,700,000 at December 31, 2003 (2002: USD 864,659,000).

16.  WAGES, SALARIES AND SOCIAL CHARGES

                                                           2003             2002
                                                USD in millions  USD in millions
     Wages and salaries                                      34               26
     Social charges                                           3                2
     Pension service costs                                    3                2
     Other employee benefits                                  1                1
                                                          -----            -----

                                                             41               31
                                                          -----            -----


     The average number of persons employed by the Company during the year ended December 31, 2003 was 223 (2002: 187).


17.  RENUMERATION TO BOARD OF DIRECTORS AND SUPERVISORY BOARD MEMBERS

     Individual remuneration paid to Directors in 2003:
     --------------------------------------------------

                                                                  USD '000
     P. Pistorio as sole Director

     Wages and salaries                                                770
     Bonus                                                             539


     Stock options granted to Directors in 2003:
     -------------------------------------------

     P. Pistorio as sole Director       400,000 at a grant price of $19.18

     Individual remuneration paid to Supervisory Board Members :

                                                         2003               2002
                                                      USD'000            USD'000
     B. Steve                                              92                 89
     J.P. Noblanc                                          92                 89
     R. Dullieux                                           41                 46
     F. Gavois                                             66                 62
     A. Ovi                                                77                 66
     R. Gallo                                              60                 52
     R. White                                              84                 70
     T. de Waard                                           82                 74
     D. Dunn                                               54                 38
                                                           --                 --

                                                          648                586
                                                          ===                ===



     Stock options granted to Supervisory Board Members :

     -----------------------------------------------------------------------------------------
                                     2003                                2002
     -----------------------------------------------------------------------------------------
                             Number of       Grant price          Number of      Granted price
                          options granted        USD           options granted         USD
     -----------------------------------------------------------------------------------------
     B. Steve                 12 000            19.18              12 000             31.11
     J.P. Noblanc             12 000            19.18              12 000             31.11
     R. Dullieux              12 000            19.18              12 000             31.11
     F. Gavois                12 000            19.18              12 000             31.11
     A. Ovi                   12 000            19.18              12 000             31.11
     R. Gallo                 12 000            19.18              12 000             31.11
     R. White                 12 000            19.18              12 000             31.11
     T. de Waard              12 000            19.18              12 000             31.11
     D. Dunn                  12 000            19.18              12 000             31.11
     -----------------------------------------------------------------------------------------


18.  CONSOLIDATED FINANCIAL STATEMENTS OF STMICROELECTRONICS N.V.

     The consolidated financial statements of the Company for the year ended December 31, 2003 are attached as an Appendix to these parent Company accounts.


19. RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME ACCORDING TO DUTCH GAAP VERSUS US GAAP

     In 2003, the Company charged USD 48 million (2002 : 28 million) related to goodwill amortization expense to net income. Under US GAAP, no goodwill amortization is allowed, but an impairment test is required. For US purposes, the amortization expense is reversed from income.

     Reconciliation of shareholders' equity
                                                                    2003              2002
                                                         USD in millions   USD in millions

     Shareholders' equity in accordance with Dutch GAAP            8 024             6 966
     Reversal of goodwill amortization                                76                28
                                                                  ------            ------

     Shareholders' equity in accordance with US GAAP               8 100             6 994
                                                                  ------            ------

     Reconciliation of net income
                                                                    2003              2002
                                                         USD in millions   USD in millions

     Net income in accordance with Dutch GAAP                        205               401
     Reversal of goodwill amortization                                48                28
                                                                  ------            ------

     Net income in accordance with US GAAP                           253               429
                                                                  ------            ------

20. ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS

     Intangible fixed assets
                                                Technologies & licenses,
                                                Internally developed software
                                                and purchased software
                                        Goodwill                       Total
                                        --------                       -----
     (USD in millions)

     HISTORICAL COST
     Balance at January 1, 2003              182           510           692
     Additions, net                          108            66           174
                                             ---           ---           ---

     Balance at December 31, 2003            290           576           866
                                             ---           ---           ---

     ACCUMULATED AMORTIZATION
     Balance at January 1, 2003               51           199           250
     Charge for the year, net                 48            52           100
                                             ---           ---           ---

     Balance at December 31, 2003             99           251           350
                                             ---           ---           ---

     NET BOOK VALUE
     At December 31, 2003                    191           325           516
                                             ---           ---           ---

     At December 31, 2002                    131           311           442
                                             ---           ---           ---

Tangible fixed assets

                                                                     Tangible
                                                                  fixed asset
                                                                        under
                                                                 construction
                                                          Other           and
                                      Land  Machinery  tangible   prepayments
                                       and        and     fixed   on tangible
                                 buildings  buildings    assets  fixed assets      Total
                                 ---------  ---------    ------  ------------      -----
(USD in millions)

     HISTORICAL COST
     Balance at January 1, 2003        916     10 711       486           455     12 568
     Additions, net                    161      2 375        77          -184      2 429
                                    ------     ------    ------        ------     ------

     Balance at December 31, 2003    1 077     13 086       563           271     14 997
                                    ------     ------    ------        ------     ------

     ACCUMULATED DEPRECIATION
     Balance at January 1, 2003        181      5 849       318             -      6 348
     Depreciation                       39      1 886       104             -      2 029
                                    ------     ------    ------        ------     ------

     Balance at December 31, 2003      220      7 735       422             -      8 377
                                    ------     ------    ------        ------     ------

     NET BOOK VALUE
     At December 31, 2003              857      5 351       141           271      6 620
                                    ------     ------    ------        ------     ------

     At December 31, 2002              735      4 862       168           455      6 220
                                    ------     ------    ------        ------     ------


     Wages, salaries and social charges


                                                               2003        2002
     (USD in millions)

     Wages and salaries                                       1 471       1 217
     Social charges and pensions                                453         376

                                                              1 924       1 593


     The average number of persons employed by the Company and its subsidiaries for the year ended December 31, 2003 was 44,545 (2002: 42,003).


                          -----------------------------

     STMICROELECTRONICS N.V.

     OTHER INFORMATION

     DECEMBER 31, 2003




1.   AUDITORS' REPORT

     The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on page 19.


2.   APPROPRIATION OF RESULT - PROVISIONS IN COMPANY'S ARTICLES OF ASSOCIATION

     The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net income to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders.

     In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net income in future years.


3.   SUBSEQUENT EVENTS

     There are no matters to report.

                          -----------------------------

[PRICEWATERHOUSECOOPERS logo and letterhead]





To the Supervisory Board and Shareholders of
STMicroelectronics N.V.




Auditors' report



        Introduction

In accordance with your instructions we have audited the financial statements of STMicroelectronics N.V., Amsterdam, for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

        Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.


March 10, 2004


/s/ PricewaterhouseCoopers Accountants N.V.
-------------------------------------------


PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl.

                        CONSOLIDATED FINANCIAL STATEMENTS
                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----
Financial Statements:

Report of Independent Accountants for Years Ended December 31, 2003, 2002
     and 2001 ...............................................................F-2
Consolidated Statements of Income for the Years Ended December 31, 2003,
     2002 and 2001 ..........................................................F-3
Consolidated Balance Sheets as at December 31, 2003 and 2002.................F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003,
     2002 and 2001...........................................................F-5
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
     December 31, 2003, 2002 and 2001........................................F-6
Notes to Consolidated Financial Statements ..................................F-7

[PRICEWATERHOUSECOOPERS logo and letterhead]







                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


March 10, 2004


/s/ PricewaterhouseCoopers Accountants N.V.





PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl.

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))


                                                                             Year ended
                                                                ------------------------------------
                                                                December 31  December 31  December31

                                                                       2003         2002        2001
                                                                ------------------------------------
Net sales                                                             7,234        6,270       6,304

Other revenues                                                            4           48          53
                                                                ------------------------------------
 NET REVENUES                                                         7,238        6,318       6,357

Cost of sales                                                        (4,672)      (4,020)     (4,047)
                                                                ------------------------------------
 GROSS PROFIT                                                         2,566        2,298       2,310

Selling, general and administrative                                    (785)        (648)       (641)

Research and development                                             (1,238)      (1,022)       (978)

Other income and expenses, net                                           (4)           7          (6)

Impairment, restructuring charges and other related closure costs      (205)         (34)       (346)
                                                                ------------------------------------
 OPERATING INCOME                                                       334          601         339

Interest expense, net                                                   (52)         (68)        (13)

Equity in loss of joint venture                                           (1)         (11)         (5)

Loss on extinguishment of convertible debt                               (39)           0           0
                                                                ------------------------------------
 INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS                      242          522         321

Income tax (expense) benefit                                             14          (89)        (61)

 INCOME BEFORE MINORITY INTERESTS                                       256          433         260

Minority interests                                                       (3)          (4)         (3)
                                                                ------------------------------------
 NET INCOME                                                             253          429         257
                                                                ====================================

 EARNINGS PER SHARE (BASIC)                                            0.29         0.48        0.29

 EARNINGS PER SHARE (DILUTED)                                          0.27         0.48        0.29


The accompanying notes are an integral part of these Consolidated Financial Statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at                                                           December 31,  December 31,
In million of U.S. dollars                                           2003        2002
                                                                ------------  ------------
------------------------------------------------------------------------------------------
ASSETS
------
Current assets:
Cash and cash equivalents                                             2,998        2,562
Marketable securities                                                     0            2
Trade accounts receivable                                             1,272        1,095
Inventories                                                           1,129          930
Deferred tax assets                                                     106           35
Other receivables and assets                                            616          567
                                                                --------------------------
Total current assets                                                  6,121        5,191

Goodwill                                                                267          159
Other intangible assets, net                                            325          311
Property, plant and equipment, net                                    6,620        6,220
Long-term deferred tax assets                                            45           28
Investments and other non-current assets                                 99           95
                                                                --------------------------
                                                                      7,356        6,813
                                                                --------------------------
Total assets                                                         13,477       12,004
                                                                ==========================
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
Bank overdrafts                                                          45           19
Current portion of long-term debt                                       106          146
Trade accounts payable                                                1,044          912
Other payables and accrued liabilities                                  693          606
Deferred tax liabilities                                                 10            6
Accrued income tax                                                      179          184
                                                                --------------------------
Total current liabilities                                             2,077        1,873

Long-term debt                                                        2,944        2,797
Reserves for pension and termination indemnities                        236          173
Long-term deferred tax liabilities                                       37           86
Other non-current liabilities                                            38           39
                                                                --------------------------
                                                                      3,255        3,095
Total liabilities                                                     5,332        4,968

Commitment and contingencies
Minority interests                                                       45           42
Common Stock:                                                         1,146        1,144
.. preferred stock:540,000,000 shares authorized, not issued
.. common stock:Euro 1.04 nominal value, 1,200,000,000
shares authorized, 902,769,734 shares issued, 889,369,734 shares outstanding
Capital surplus                                                       1,905        1,864
Accumulated result                                                    4,774        4,592
Accumulated other comprehensive income (loss)                           623         (258)
Treasury stock                                                         (348)        (348)
                                                                --------------------------
Shareholders' equity                                                  8,100        6,994
                                                                --------------------------
Total liabilities and shareholders' equity                           13,477       12,004
                                                                ==========================




                                      F-4
The accompanying notes are an integral part of these Consolidated Financial Statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended
                                                                            ----------------------------------------
                                                                            December 31,  December 31,  December 31,
In million of U.S. dollars                                                         2003           2002          2001
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                                      253            429           257
    Items to reconcile net income and cash flow from operating activities:

           Depreciation and amortization                                          1,608          1,382         1,320
           Amortization of discount on convertible debt                              68             87            79
           Loss on extinguishment of convertible debt                                39              0             0
           Gain on the sale of marketable securites                                  (4)            (1)          (27)
           Other non-cash items                                                     (53)            27            13
           Minority interest in net income of subsidiaries                            3              4             3
           Deferred income tax                                                     (131)            14           (83)
           Equity in loss of joint venture                                            1             11             5
           impairment, restructuring charges and other related closure costs,
           net of cash payments                                                     197             11           345
    Changes in assets and liabilities:

           Trade receivables                                                       (109)          (129)          545
           Inventories                                                              (75)           (71)           94
           Trade payables                                                            (8)           (21)         (445)
           Other assets and liabilities, net                                        131            (30)          (49)
                                                                            ----------------------------------------
Net cash from operating activities                                                1,920          1,713         2,057

Cash flows from investing activities:

    Payment for purchases of tangible assets                                     (1,221)          (995)       (1,700)
    Proceeds from the sale of marketable securities                                   4              1            31
    Investment in intangible and financial assets                                   (34)           (69)         (132)
    Payment for acquisitions, net of cash received                                 (188)          (307)            0
                                                                            ----------------------------------------
Net cash used in investing activities                                            (1,439)        (1,370)       (1,801)

Cash flows from financing activities:

    Proceeds from issuance of long-term debt                                      1,398             65           557
    Repayment of long-term debt                                                  (1,432)          (158)         (433)
    Increase (decrease) in short-term facilities                                     25            (16)            4
    Capital increase                                                                 22             29            43
    Payments to acquire treasury stock                                                0           (115)         (233)
    Dividends paid                                                                  (71)           (36)          (36)
    Other financing activities                                                       (1)            (1)            0
                                                                            ----------------------------------------
Net cash used in financing activities                                               (59)          (232)          (98)
    Effect of changes in exchange rates                                              14             12           (15)
                                                                            ----------------------------------------
Net cash increase                                                                   436            123           143
                                                                            ========================================

Cash and cash equivalents at beginning of the period                              2,562          2,439         2,296
Cash and cash equivalents at end of the period                                    2,998          2,562         2,439
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Supplemental cash information:

Interest paid                                                                        19             22            32
Income tax paid                                                                     102             95           264
--------------------------------------------------------------------------------------------------------------------




                                      F-5
The accompanying notes are an integral part of these Consolidated Financial Statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In million of U.S. dollars, except per share amounts                               Accumulated
                                                                                      Other

                                          Common    Capital   Treasury Accumulated Comprehensive Shareholders'
                                          Stock     Surplus     Stock    Result    (Loss) income    Equity
                                        ----------------------------------------------------------------------
Balance as of December 31, 2000           1,134      1,690                 3,977       (676)        6,125
                                        ----------------------------------------------------------------------
Capital increase                              8        146                                            154
Repurchase of common stock                                       (233)                               (233)
Comprehensive income:
 Net Income                                                                  257                      257
 Other comprehensive loss, net of tax                                                  (193)         (193)
                                                                                              ----------------
Comprehensive income                                                                                   64
Dividends, $0.04 per share                                                   (35)                     (35)
                                        ----------------------------------------------------------------------
Balance as of December 31, 2001           1,142      1,836       (233)     4,199       (869)        6,075
                                        ----------------------------------------------------------------------
Capital increase                              2         28                                             30
Repurchase of common stock                                       (115)                               (115)
Comprehensive income:
 Net Income                                                                  429                      429
 Other comprehensive income, net of tax                                                 611           611
                                                                                              ----------------
Comprehensive income                                                                                1,040
Dividends, $0.04 per share                                                   (36)                     (36)
                                        ----------------------------------------------------------------------
Balance as of December 31, 2002           1,144      1,864       (348)     4,592       (258)        6,994
                                        ----------------------------------------------------------------------
Capital increase                              2         41                                             43
Comprehensive income:
 Net Income                                                                  253                      253
 Other comprehensive income, net of tax                                                 881           881
                                                                                              ----------------
Comprehensive income                                                                                1,134
Dividends, $0.08 per share                                                   (71)                     (71)
                                        ----------------------------------------------------------------------
Balance as of December 31, 2003           1,146      1,905       (348)     4,774        623         8,100
                                        ----------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)



1 - THE COMPANY



STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microclettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company's products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon ("CMOS"), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technologies portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for "system-on-a-chip" solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross licensing agreements with other major semiconductors companies.

The Company's major shareholders have established holding companies and a shareholder agreement to enable them to manage their interests in STMicroelectronics N.V.

At December 31, 2003, 34.5% of issued shares of the Company (December 31, 2002:
35.6%) were owned by STMicroelectronics Holding II B.V., 64.0% were owned by the public (December 31, 2002: 62.9%), and 1.5% constituted treasury shares (December 31, 2002: 1.5%).

At December 31, 2003 and 2002, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

At December 31, 2003, STMicroelectronics Holding N.V. was owned as follows:

- 50% by FT1CI, a French holding company, whose shareholders were Areva (63.8%) and France Telecom (36.2%)

- 50% by Finmeccanica, an Italian holding company, whose shareholders were the Italian Ministry of Economics (32.3%) and the public (67.7%).

At December 31, 2002, STMicroelectronics Holding N.V. was owned as follows:

- 49% by FT1CI, a French holding company, whose shareholders were Areva (63.8%) and France Telecom (36.2%)

- 51% by Finmeccanica, an Italian holding company, whose shareholders were the Italian Ministry of Economics (32.3%) and the public (67.7%).

2 - ACCOUNTING POLICIES

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America ("U.S. GAAP" ). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.



2.1 - Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company's consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.



2.2 - Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other non-recurring special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.



2.3 - Foreign currency

The U.S. dollar is the reporting currency for the Company. This is consistent with the worldwide semiconductor industry's use of the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, there is no single currency in which the majority of the Company's transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in "other comprehensive income (loss)".

Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the consolidated statements of income.

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency exchange forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries. The Company's only derivative instruments include foreign currency exchange forward contracts and currency options that do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities. These instruments are marked-to-market at each period-end with the associated changes in fair value recognized in "other income and expenses, net" in the consolidated statements of income.



2.4 - Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.



2.5 - Revenue Recognition

Net sales

The policy of the Company is to recognize revenue from sales of products to its customers when the rights and risks of ownership of the goods are passed to customers, which usually occurs at the time of shipment. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on-hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with the distributors. These provisions are based on the latest historical data and expected evolution of market prices.

The Company's customers return products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. The Company analyzes the status of product returns and accrues for the historical trends of returns.

Other revenue

Other revenue primarily consists of fees invoiced to partners under a co-development contract and is recognized as the related costs are incurred. The related costs under such contracts are recorded in "cost of sales". Other revenue also includes certain contract indemnity payments and patent royalty income, which arc recognized ratably over the term of the agreements.

Fundings

Fundings received by the Company are mainly from governmental agencies. Fundings for research and development costs are recognized as the related costs are incurred, after the finalization and signing of the fundings' contract with the relevant government department or agency and are included in "other income and expenses, net". Fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets' remaining estimated useful lives.



2.6 - Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses.

Advertising expenses for 2003, 2002 and 2001 were $9 million, $11 million and $21 million, respectively.

2.7 - Research and development

Research and development costs are charged to expense as incurred. Research and development expenses include costs incurred by the Company, the Company's share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales.

2.8 - Start-up costs

Start-up costs are manufacturing costs incurred in the Company's new manufacturing facilities, before reaching a minimum level of production and are included in "other income and expenses, net" in the consolidated statements of income.



2.9 - Income taxes

The provision for current taxes represents the income taxes expected to be payable related to the current year income or to benefit in the case of a current-year loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or settled. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.



2.10 - Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.



2.11 - Cash and cash equivalents

Highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less are considered to be cash and cash equivalents.



2.12 - Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of "other comprehensive income (loss)" in the statements of shareholders' equity. Other than temporary losses are recorded in net income based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as "other income and expenses, net".



2.13 - Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers' inability to stake required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers' credit ratings from time to time and record an additional provision for any specific account the Company estimates as doubtful.

2.14 - Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company's manufacturing performance. In the case of underutilitation of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders' backlog and production plans.



2.15 - Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

               ------------------------------------------
               Technologies & licenses          3-7 years
               Internally developed software    3-5 years
               Software                           3 years
               ------------------------------------------


The Company evaluates the remaining useful life of an intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The capitalization of costs for internally developed software begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.



2.16-Goodwill

Since January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested in each reporting unit. The Company defines its reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29. An impairment charge is recognized when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of the reporting unit including its allocated goodwill. The fair value is based on the Company's estimate of the reporting unit's expected discounted future cash flows. Significant estimates used in determining future cash flows include the applicable reporting unit's volume forecasts, average selling price evolution and the market acceptance of certain new technologies.



2.17 - Property, plant and equipment

Property, plant and equipment are stated at cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

               --------------------------------------------------
               Buildings                                 33 years
               Facilities & leasehold improvements       10 years
               Machinery and equipment                    6 years
               Computer and R&D equipment               3-6 years
               Other                                    2-5 years
               --------------------------------------------------


The Company evaluates the carrying value of its property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In determining recoverability, the Company estimates the expected undiscounted future cash flows associated with the tangible asset or group of assets and compares this to their carrying value. An impairment charge is recognized when the carrying value of the tangible asset or group of tangible assets exceeds the fair value, which is normally estimated by the Company based on the expected discounted cash flows or independent market appraisals. Significant estimates used in determining the expected future cash flows include the utilization of the Company's fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.

Assets subject to leasing agreements and classified as capital lease are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company's books and the net gain or loss is included in "other income and expenses, net" in the consolidated statements of income.



2.18 - Investments

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Company has a 20% to 50% ownership interest in the voting stock of the investee and representation in the Board of Directors.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of "other comprehensive income (loss)" in the consolidated statements of shareholders' equity. Other-than-temporary losses are recorded in net income and are based on the Company's assessment of any significant, sustained reductions in the investment's market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as "other income or expenses, net" in the consolidated statements of income.



2.19- Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. These plans conform to local regulations and practices of the countries in which the Company operates. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.

2.20-Convertible debt

Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.

Zero-coupon convertible bonds issued with a negative yield are initially recorded at their accreted value as of the first redemption right of the holder. The negative yield is recorded as capital surplus and represents the difference between the principal amount at issuance and the lower accreted value at the first redemption right of the holder.

Debt issuance costs are capitalized as long-term investments and are amortized in "interest expense, net" until the first redemption right of the holder.


2.21 - Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying financial statements, "other comprehensive income (loss)" consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale and the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans.



2.22 - Fair value of stock-based compensation

At December 31, 2003, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share ("EPS") is required by Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

--------------------------------------------------------------------------------
                              Year ended        Year ended        Year ended
                              December 31,      December 31,      December 31,
                                 2003              2002             2001
--------------------------------------------------------------------------------

  Expected life (years)          6                5                   5
  Volatility                    59.6%             60.1%              57.4%
  Risk-free interest rate        2.7%              4.1%               4.5%
  Dividend yield                 0.35%             0.20%              0.10%

The weighted average fair value of options granted during 2003 was $10.66 ($16.80 in 2002 and $20.48 in 2001). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation. Pro forma net income and EPS for 2002 and 2001 has been revised to correct for the reversal of compensation expense associated with forfeited stock option grants. As a result, pro forma net income has increased by $37 million and $16 million for 2002 and 2001, respectively.


------------------------------------------------------------------------------------------------------------------
                                                                 Year ended       Year ended       Year ended
                                                                December 31,      December 31,    December 31,
                                                                    2003             2002             2001
------------------------------------------------------------------------------------------------------------------

  Net income, as reported                                               253              429              257
  Deduct: Total stock-based employee compensation expense
          determined under FAS 123, net of related tax effects         (186)            (163)            (119)
  Net income, pro forma                                                  67              266              138

  Earnings per share:
    Basic, as reported                                                 0.29             0.48             0.29
    Basic, pro forma                                                   0.08             0.30             0.15

    Diluted, as reported                                               0.27             0.48             0.29
    Diluted, pro forma                                                 0.07             0.30             0.15




2.23 - New accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $48 million in 2003 and $28 million in 2002. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 definition of an identifiable intangible asset. The statement requires all unidentifiable intangible assets to be reclassified to goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $3 million of its intangible assets for acquired workforce to goodwill.

In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. The following table presents the impact of FAS 142 on net income and EPS had the standard been in effect for the year ended December 31:


-------------------------------------------------------------------------------------------------------
                                                     December 31,      December 31,      December 31,
                                                         2003              2002               2001
-------------------------------------------------------------------------------------------------------
  Net income as reported                                  253               429                257

  Adjustments:

        Amortization of goodwill                                                                26

        Amortization of acquired workforce
        previously classified as intangible assets                                               2

  Income tax effects                                                                            (1)

  Net income as adjusted                                 253                429                284

  Basic EPS as reported                                  0.29              0.48               0.29
  Basic EPS as adjusted                                  0.29              0.48               0.32

  Diluted EPS as reported                                0.27              0.48               0.29
  Diluted EPS as adjusted                                0.27              0.48               0.32
-------------------------------------------------------------------------------------------------------


In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 clarifies the requirements of FASB Statement No.5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize a liability for the fair value of the obligation under taken at the inception of the guarantee. The disclosure requirements of this interpretation are effective for interim or annual financial statement periods ending after December 15, 2002. The initial measurement provisions are effective prospectively for all guarantees subject to this interpretation that are issued or modified after December 31, 2002. The Company adopted FIN 45 in the first quarter of 2003, and management determined that FIN 45 has had no material effect on the Company's financial position, or results of operations at December 31, 2003.

In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively "FIN 46") and consolidates any Variable Interest Entities (VIEs) for which the company is considered to be the primary beneficiary. The Company identifies VIEs as entities where the Company's financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor's relationship with the entity and substantially all of the entity's activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity's expected residual returns, or the equity investors' rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity's expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

The Company has identified the following VIES under the existing contracts and disclosed the arrangements in the financial statements at December 31, 2003:

     o a joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% stake, and
     o the joint venture in SuperH, Inc. with Hitachi, Ltd., where the Company owns 44%, and has commitments for future capital increases.

The Company has determined that it is not the primary beneficiary of the VIEs and continues to account for the investments under the cost and equity method, respectively.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity ("FAS 150"). FAS 150 specifies that "freestanding" financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003 and determined that it has no material effect on its financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. The Company adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on the Company's financial position or results of operations at December 31, 2003.

In December, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (FAS 132 revised). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. The Company is currently evaluating the required disclosures for its foreign plans and will include the additional information in its interim and annual financial statements in 2004.


 3 - CONSOLIDATED ENTITIES

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2003:


                                                                                           Percentage
                                                                                            Ownership
 Legal Seat                      Name                                                 (Direct or Indirect)
----------------------------------------------------------------------------------------------------------
 Australia - Sydney              STMicroelectronics PTY Ltd                                      100
 Belgium - Zaventem              STMicroelectronics Belgium N.V.                                 100
 Belgium - Zaventem              Proton World International N.V.                                 100
 Brazil - Sao Paulo              STMicroelectronics Ltda                                         100
 Canada - Ottawa                 STMicroelectronics (Canada), Inc.                               100
 China - Shenzhen                Shenzhen STS Microelectronics Co. Ltd                            60
 China - Shanghai                STMicroelectronics (Shanghai)Co. Ltd                            100
 China - Bejing                  STMicroelectronics (Beijing) R&D Co. Ltd                        100
 Czech Republic - Prague         STMicroelectronics Design and Application s.r.o.                100
 Finland - Lohja                 STMicroelectronics OY                                           100
 France - Meudon la Foret        STMicroelectronics (Crolles 2) S.A.S.                           100
 France - Saint Genis Pouilly    STMicroelectronics S.A.                                         100
 Prance - Rousset                STMicroelectronics (Rousset) S.A.S.                             100
 France - Palaiseau              Waferscale Integration Sarl                                     100
 Germany - Grasbrunn             STMicroelectronics GmbH                                         100
 Germany - Grasbrunn             STMicroelectronics Design and Application GmbH                  100
 Hong Kong - Kong Kong           STMicroelectronics LTD                                          100
 India - Noida                   STMicroelectronics Pvt Ltd                                      100
 Israel - Netanya                STMicroelectronics Ltd                                          100
 Italy - Vimercate               Accent S.r.1.                                                    51
 Italy - Catania                 CO.RI.M.ME.                                                     100
 Italy - Aosta                   DORA S.p.a.                                                     100
 Italy - Agrate Brianza          ST Incard S.r.l.                                                100
 Italy - Naples                  STMicroelectronics Services S.r.l.                              100
 Italy - Agrate Brianza          STMicroelectronics S.r.l.                                       100
 Japan - Tokyo                   STMicroelectronics KK                                           100
 Malaysia-Kuala Lumpur           STMicroelectronics Marketing SDN BHD                            100
 Malaysia - Muar                 STMicroelectronics SDN BHD                                      100
 Malta - Kirkop                  STMicroelectronics Ltd                                          100
 Morocco - Rabat                 Electronic Holding S.A.                                         100
 Morocco - Casablanca            STMicroelectronics S.A.                                         100
 Singapore - Ang Mo Kio          STMicroelectronics ASIA PACIFIC Pte Ltd                         100
 Singapore - Ang Mo Kio          STMicroelectronics Pte Ltd                                      100
 Spain - Madrid                  STMicroelectronics S.A.                                         100
 Sweden - Kista                  STMicroelectronics A.B.                                         100
 Switzerland - Geneva            STMicroelectronics S.A.                                         100
 United Kingdom - Marlow         STMicroelectronics Limited                                      100
 United Kingdom - Marlow         STMicroelectronics (Research & Development) Limited             100
 United Kingdom - Bristol        Inmos Limited                                                   100
 United Kingdom - Reading        Synad Technologies Limited                                      100
 United States - Carrollton      STMicroelectronics Inc.                                         100
 United States - Carrollton      STMicroelectronics Leasing Co. Inc.                             100
 United States - Dover           Proton World Americas Inc.                                      100
 United States - Irvine          Synad Technologies Inc.                                         100
 United States - Wilmington      STMicroelectronics (North America) Holding, Inc.                100
 United States - Wilsonville     The Portland Group, Incorporated                                100
----------------------------------------------------------------------------------------------------------

4 - BUSINESS COMBINATIONS

Alcatel Microelectronics

On June 26, 2002 the Company acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of proceeds totaling $61 million from the resale to AMI and purchase price adjustments recorded in the following quarters was $306 million, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the Company's strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 million for core technologies, $58 million for a supply contract signed with the Alcatel Group and $92 million as goodwill. The core technologies and supply contract have average useful lives of four years. The Company also recorded an expense of $8 million in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company, based on management's best knowledge of the acquired company and the industry.

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was E37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay these contingent amounts is not beyond a reasonable doubt, and therefore no amount has been recorded as of December 31, 2003. The acquisition was conducted to significantly extend the Company's know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers' relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company's know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies. $4 million for customers' relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003. The acquisition was conducted to strengthen the Company's broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies and $34 million in goodwill. The Company also recorded an expense of approximately $5 million in the fourth quarter of 2003 for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of 5 years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company obtains further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002 and incorporates the results of Alcatel Microelectronics beginning on January 1, 2002. Additionally, the pro forma information assumes that PWI and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The years 2003 and 2002 have been adjusted to incorporate the results of PWI, Tioga, Incard and Synad beginning on January 1, 2003 and 2002. Such information is presented by the Company based on its best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.


     Pro forma Statements of Income

                                                      Twelve Months ended
                                                      -------------------
                                                   December 31,  December 31,
                                                   ------------  ------------
                                                      2003           2002
                                                      ----           ----
     Net revenues                                     7,276          6,416
     Gross profit                                     2,582          2,327
     Operating expenses                             (2,256)        (1,761)
     Operating income                                   326            566
     Net income                                         250            403
           Earnings per share (basic)                  0.28           0.45
           Earnings per share (diluted)                0.27           0.45


     As reported Statements of Income

                                                      Twelve Months ended
                                                   December 31,  December 31,
                                                   ------------  ------------
                                                      2003           2002
                                                      ----           ----
     Net revenues                                     7,238          6,318
     Gross profit                                     2,566          2,298
     Operating expenses                              (2,232)        (1,697)
     Operating income                                   334            601
     Net income                                         253            429
           Earnings per share (basic)                  0.29           0.48
           Earnings per share (diluted)                0.27           0.48

5 - JOINT VENTURE

During the third quarter of 2001, the Company and Renesas Technology Corp. (previously known as Hitachi Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company's contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

During 2002, the Company contributed $5 million in cash to the SuperH joint venture. As a result of deteriorating market conditions and the inability of SuperH to meet its projected business plan objectives, at December 31, 2002, the Company wrote off the $4 million remaining book value of its investment in SuperH, Inc. and provisioned an additional $3 million for a capital contribution that the Company was committed to and did make in the first quarter of 2003. During the second and fourth quarters of 2003, the Company made an additional capital contribution of $2 million. As of December 31, 2003, the Company continues to maintain its 44% ownership of the joint venture.

The Company is accounting for its share in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At December 31, 2003, the accumulated losses of the joint venture exceeded the Company's total investment, and the investment was shown at a zero carrying value.

During the third quarter of 2003, the shareholders' agreement was amended to require the Company to additionally contribute up to $3 million. The revised Shareholder agreement also stipulated to review any additional cash requirements in the second half of 2004, which could result in the Company being required to make a final capital investment of up to $1 million. Based on the continued inability of the joint venture to meet its projected business plan objectives, the Company has recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions of which $1 million remains to be paid. This impairment charge is reflected in the consolidated statements of income as "Impairment, restructuring charges and other related closure costs".

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture in addition to the provisions recorded.


6 - AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities are classified as current and non-current assets and consist of the following:


------------------------------------------------------------------------------------------------------------------
                                                                       Unrealized     Unrealized
  December 31, 2002                                          Cost         gain            loss       Fair value
------------------------------------------------------------------------------------------------------------------
  Equity securities classified as current assets                   1              1          --               2
  Equity securities classified as non-current assets               1             --          --               1
------------------------------------------------------------------------------------------------------------------

  Total                                                            2              1          --               3
------------------------------------------------------------------------------------------------------------------
                                                                         Unrealized   Unrealized
  December 31, 2003                                          Cost          gain           loss        Fair value
------------------------------------------------------------------------------------------------------------------


Fquity securities classified as non-current assets                 1              3           -               4
------------------------------------------------------------------------------------------------------------------

  Total                                                            1              3           -               4
------------------------------------------------------------------------------------------------------------------

For fiscal years 2003, 2002 and 2001, gross realized gains associated with the sale of the marketable securities were $16 million, $1 million and $25 million, respectively.



7 - TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:


------------------------------------------------------------------------------------------------------------------
                                                                       December 31,             December 31,
                                                                            2003                     2002
------------------------------------------------------------------------------------------------------------------
  Trade accounts receivable                                                1,288                    1,118
  Less valuation allowance                                                   (16)                     (23)
------------------------------------------------------------------------------------------------------------------

  Total                                                                    1,272                    1,095
------------------------------------------------------------------------------------------------------------------



In December 2003 the Company did not sell any receivables amount. In December 2002, $50 million of receivables due in 2003 were sold without recourse.

In 2003, 2002 and 2001, one customer, the Nokia group of companies, represented 17.9%, 17.6% and 19.3% of consolidated net revenues, respectively.




8 - INVENTORIES

Inventories, net of reserve consist of the following:


------------------------------------------------------------------------------------------------------------------
                                                                       December 31,             December 31,
                                                                            2003                     2002
------------------------------------------------------------------------------------------------------------------
  Raw materials                                                               50                       53
  Work-in-process                                                            768                      656
  Finished products                                                          311                      221
 ------------------------------------------------------------------------------------------------------------------
  Total                                                                    1,129                      930
  Total
------------------------------------------------------------------------------------------------------------------


9 - OTHER RECEIVABLES AND ASSETS

Other receivables and assets consist of the following:


------------------------------------------------------------------------------------------------------------------
                                                                       December 31,             December 31,
                                                                            2003                     2002
------------------------------------------------------------------------------------------------------------------
  Receivables from government agencies                                       194                      125
  Taxes and other government receivables                                      72                       65
  Advances to suppliers                                                        4                       11
  Loans to employees                                                          11                        7
  Prepaid expenses                                                           162                      145
  Sundry debtors                                                              83                      142
  Other                                                                       90                       72
------------------------------------------------------------------------------------------------------------------
  Total                                                                      616                      567
------------------------------------------------------------------------------------------------------------------

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.



10 - GOODWILL

Changes in the carrying amount of goodwill are as follows:


---------------------------------------------------------------------------------------------------------------------
                          Telecommunications,              Memory                 Consumer and       Other   Closing
                             Peripherals and              Products              Microcontroller               net
                               Automotive                                                                     value
---------------------------------------------------------------------------------------------------------------------
  December 31, 2001                            8             18                        31               6        63

  Acquisitions:

   Alcatel                                    92
                                                                                                                 92
  Microelectronics
   Alcatel Mobile                              1                                                                  1
  Phone
  Transitional                                                2                         1                         3
  reclassification of
  acquired workforce
  previously classified
  as intangible assets
---------------------------------------------------------------------------------------------------------------------
  December 31, 2002                          101             20                        32               6       159
---------------------------------------------------------------------------------------------------------------------
  Acquisitions:

   PWI                                                       33                                                  33
   Tioga                                       6                                                                  6
   Incard                                                    30                                                  30
   Synad                                      34                                                                 34
   Alcatel                                     2                                                                  2
   Microelectronics
   purchase price
   adjustment

  Currency                                                    2                         1                         3
  translation
---------------------------------------------------------------------------------------------------------------------
  December 31, 2003                          143             85                        33               6       267
---------------------------------------------------------------------------------------------------------------------


With the Company's adoption of FAS 142 in the first quarter of 2002, goodwill is no longer amortized.

11 - INTANGIBLE ASSETS

Intangible assets consist of the following:


------------------------------------------------------------------------------------------------------------------
  December 31, 2003                                  Gross              Accumulated                 Net
                                                                        Amortization
------------------------------------------------------------------------------------------------------------------
  Technologies & licenses                                      378                  (156)                    222
  Internally developed software                                 78                   (22)                     56
  Software                                                     120                   (73)                     47
------------------------------------------------------------------------------------------------------------------
  Total                                                        576                  (251)                    325
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
  December 31, 2002                                  Gross              Accumulated                 Net
                                                                        Amortization
------------------------------------------------------------------------------------------------------------------

  Technologies & licenses                                      334                  (106)                    228
  Internally developed software                                 98                   (44)                     54
  Software                                                      85                   (56)                     29
------------------------------------------------------------------------------------------------------------------
  Total                                                        517                  (206)                    311
------------------------------------------------------------------------------------------------------------------



The aggregate amortization expense in 2003, 2002 and 2001 was $103 million, $67 million and $45 million respectively.


The estimated amortization expense for the following years is:

--------------------------------------------------------------------------------
 Year
--------------------------------------------------------------------------------
 2004                                                                    107
 2005                                                                     92
 2006                                                                     72
 2007                                                                     37
 2008                                                                     13
 Thereafter                                                                4
--------------------------------------------------------------------------------
 Total                                                                   325
--------------------------------------------------------------------------------

12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:



------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
  December 31, 2003                                  Gross               Accumulated                 Net
                                                     Cost                Depreciation               Cost
------------------------------------------------------------------------------------------------------------------
  Land                                                          84                    --                      84
  Buildings                                                    993                  (215)                    778
  Facilities & leasehold improvements                        2,373                  (893)                  1,480
  Machinery and equipment                                   10,706                (6,847)                  3,859
  Computer and R&D equipment                                   449                  (330)                    119
  Other tangible fixed assets                                  121                   (92)                     29
  Construction in progress                                     271                    --                     271
------------------------------------------------------------------------------------------------------------------
  Total                                                     14,997                (8,377)                  6,620
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
  December 31, 2002                                  Gross            Accumulated                    Net
                                                     Cost            Depreciation                   Cost
------------------------------------------------------------------------------------------------------------------

  Land                                                          70                    --                      70
  Buildings                                                    846                  (176)                    670
  Facilities & leasehold improvements                        1,789                  (659)                  1,130
  Machinery and equipment                                    8,917                (5,196)                  3,721
  Computer and R&D equipment                                   354                  (246)                    108
  Other tangible fixed assets                                  137                   (71)                     66
  Construction in progress                                     455                    --                     455
------------------------------------------------------------------------------------------------------------------
  Total                                                     12,568                (6,348)                  6,220



The depreciation charge in 2003, 2002 and 2001 was $1,505 million, $1,315 million and $1,248 million respectively.

During 2003, impairment charges were recorded to reduce the carrying value of property, plant and equipment by $149 million. See Note 21.


13 - INVESTMENTS AND OTHER NON-CURRENT ASSETS

Investments and other non-current assets consist of the following:


--------------------------------------------------------------------------------
                                             December 31,       December 31,
                                                2003               2002
--------------------------------------------------------------------------------
  Investments                                          38                  24
  Long-term deposits                                   44                  50
  Debt issuance costs, net                             17                  21
--------------------------------------------------------------------------------

  Total                                                99                  95
--------------------------------------------------------------------------------



The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company's contribution of (euro)2 million of cash. Dai Nippon Printing Co, Ltd contributed (euro)8 million of cash for an 81% interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10'% of its net book value, if no suitable buyer is identified. At December 31, 2003, the Company's total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.



14-SHAREHOLDERS' EQUITY

14.1 - Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 2003 the number of shares of common stock issued was 902,769,734 shares and 900,923,554 at December 31, 2002.

As of December 31, 2003 the number of shares of common stock outstanding was 889,369,734 (887,523,554 at December 31, 2002). Increases in common stock outstanding related to stock option exercises totaling 1,846,180 common shares in 2003 and 1,823,428 common shares in 2002 as well as conversions of convertible debt of 945 common shares in 2002.



14.2 - Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company entered into an option agreement with STMicroclectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroclectronics Holding II B.V. upon their request based on approval by the Company's Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company's issued share capital. There were no preference shares issued as of December 31, 2003.


14.3 - Treasury shares

As of December 31, 2003 13,400,000 shares of common stock totaling $348 million have been repurchased and reflected at cost as a reduction of shareholders' equity. In 2002, 4,000,000 shares were repurchased for a cost of $115 million, and 9,400,000 shares were repurchased in 2001 for a cost of $233 million. No treasury shares were acquired in 2003. The repurchased shares have been designated to be used for the Company's most recent employee stock option plan.



14.4 - Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan, at December 31, 2003, 15,431,957 of the granted options outstanding vest 50%, after three years and 50% after four years following the date of the grant; 6,800,825 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18.000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock lithe closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 2001, the Shareholders voted to adopt the 2001 Stock Option Plan (the "2001 Plan") whereby options for tip to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan at December 31, 2003, 3,296,721 of the granted options outstanding vest 50% after one year and 50% after two years following the date of the grant; 30,528,294 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of stock option activity for the plans for the three years ended December 31, 2003, follows:


                                                                          Price Per Share
                                                                          ---------------
                                                                                      Weighted
                                              Number of Shares           Range         Average
---------------------------------------------------------------------------------------------------
  Outstanding at December 31, 2000                     27,149,935    $6.04 - $62.01         $28.98

  Options granted:
    1995 Plan                                             139,851   $31.65 - $44.00         $33.99
    2001 Plan                                           9,599,000   $29.61 - $39.00         $38.92
    Supervisory Board Plan                                112,500       $39.00              $39.00
  Options cancelled                                      (956,750)   $6.04 - $62.01         $39.90
  Options exercised                                   (1,372,935)    $6.04 - $24.88         $10.36
---------------------------------------------------------------------------------------------------

  Outstanding at December 31, 2001                     34,671,601    $6.04 - $62.01         $32.22

  Options granted:
    2001 Plan                                          13,751,393   $20.02 - $33.70         $30.88
    Supervisory Board Plan                                132,000            $31.11         $31.11

  Options cancelled                                   (1,124,788)    $6.04 - $62.01         $36.21
  Options exercised                                     (612,445)    $6.04 - $24.88         $10.88
---------------------------------------------------------------------------------------------------

  Outstanding at December 31, 2002                     46,817,761    $6.04 - $62.01         $32.01

  Options granted:
    2001 Plan                                          11,976,310   $19.18 - $25.90         $19.35
    Supervisory Board Plan                                132,000       $19.18              $19.18
  Options cancelled                                     (898,456)    $6.04 - $62.01         $37.09
  Options exercised                                   (1,258,318)    $6.04 - $24.88         $10.04
---------------------------------------------------------------------------------------------------

  Outstanding at December 31, 2003                     56,769,297     $6.04 -$62.01         $29.71


Stock options exercisable were as follows:


-------------------------------------------------------------------------------------------------
                                            December 31,      December 31,      December 31,
                                                2003              2002              2001
-------------------------------------------------------------------------------------------------
  Options exercisable                           23,338,811        15,277,776         7,640,893
  Weighted average exercise price                   $28.87            $22.49            $11.91
-------------------------------------------------------------------------------------------------


The weighted average remaining contractual life of options outstanding as of December 31, 2003, 2002 and 2001 was 6.4, 6.5 and 6.3 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2003 was as follows:


                          ---------------------------------------------------------------------------------
                                                                                              Weighted
                                                                            Weighted           average
                                                                            average           remaining
                                                      Option price          exercise         contractual
                             Number of shares            range               price              life
                          ---------------------------------------------------------------------------------
                                      1,642,665       $6.04-$9.00                $6.12          0.2 years
                                      5,727,432     $12.03-$14.23               $13.06          2.2 years
                                     20,478,073     $19.18-$24.88               $21.60          7.0 years
                                        209,160     $25.90-S29.70               $27.21          9.1 years
                                     21,932,342     $31.09-$44.00               $34.36          7.8 years
                                      6,779,625     $50.69-$62.01               $59.04          4.6 years
                          ---------------------------------------------------------------------------------


The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2003 was as follows:


                          ----------------------------------------------------------------------------------
                                                                                               Weighted
                                                                             Weighted           average
                                                                             average           remaining
                                                       Option price          exercise         contractual
                              Number of shares            range               price              life
                          ----------------------------------------------------------------------------------

                                       1,642,665        6.04-S9.00                $6.12           0.2 years
                                       5,727,432     $12.03-$14.23               $13.06           2.2 years
                                       8,464,360     $19.18-$24.88               $24.80           3.8 years
                                          23,571     $29.61-$29.70               $29.63           7.8 years
                                       3,109,424     $31.11-$44.00               $38.65           7.3 years
                                       4,371,359     $50.69-$62.01               $59.07           4.6 years
                           ---------------------------------------------------------------------------------

14.5 - Employee stock purchase plans

In 2001, 2002 and 2003 the Company offered to certain of its employees worldwide the right to acquire shares of capital stock:


-------------------------------------------------------------------------------------------------------------------------
                     Number of shares        Price per share                    Discount from         Number of
                       offered per                                              the market price     shares issued
                       employee
                                         ------------------------------------
                                           In U.S. Dollars           In Euro
-------------------------------------------------------------------------------------------------------------------------
May 2001                         328               32.32              36.81             15%             580,817

December 2001                    371               28.60              32.14             15%             384,566

July 2002                        529               23.59              24.94             15%             461,164

December 2002                    402               20.58              20.78             15%             749,819

June 2003                        309               17.91              15.51             15%             587,862
-------------------------------------------------------------------------------------------------------------------------


14.6 - Other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income
(loss) were as follows:


-------------------------------------------------------------------------------------------------------------------------
                                                      Foreign           Unrealized      Minimum           Accumulated
                                                     currency           gain (loss)      pension            other
                                                   translation      on available-for-    liability       comprehensive
                                                   income (loss)    sale securities     adjustment      income (loss)
-------------------------------------------------------------------------------------------------------------------------
 Balance as of December 31, 2000                             (686)                10             --              (676)
 Other comprehensive loss, net of tax                        (171)               (10)           (12)             (193)
-------------------------------------------------------------------------------------------------------------------------

 Balance as of December 31, 2001                             (857)                --            (12)             (869)
 Other comprehensive income (loss), net of tax                631                  1            (21)              611
-------------------------------------------------------------------------------------------------------------------------

 Balance as of December 31, 2002                             (226)                 1            (33)             (258)
 Other comprehensive income (loss), net of tax                880                  2             (1)              881
-------------------------------------------------------------------------------------------------------------------------

 Balance as of December 31, 2003                              654                  3            (34)              623
-------------------------------------------------------------------------------------------------------------------------



14.7 - Dividends

In 2003, the Company paid a cash dividend of $0.08 per share for a total amount of $71 million. In 2002 and 2001, the Company paid cash dividends of $0.04 and $0.04 per share, totalling $36 million and $35 million respectively.

15-EARNINGS PER SHARE

For the years ended December 31, 2003, 2002 and 2001, earnings per share (EPS) was calculated as follows:


------------------------------------------------------------------------------------------------------------
                                                    Year ended         Year ended         Year ended
                                                    December 31,       December 31,       December 31,
                                                        2003               2002               2001
------------------------------------------------------------------------------------------------------------
Basic EPS
Net income                                                      253               429                  257
Weighted average shares outstanding                     888,152,244       887,577,627          893,267,868
Basic EPS                                                      0.29              0.48                 0.29

Diluted EPS
Net income                                                      253               429                  257
Convertible debt interest, net of tax                             2                --                   --
------------------------------------------------------------------------------------------------------------
Net income adjusted                                             255               429                  257

Weighted average shares outstanding                     888,152,244       887,577,627          893,267,868
Dilutive effect of stock options                          7,059,127         5,459,155            8,715,097
Dilutive effect of convertible debt                      41,880,160                --                   --
------------------------------------------------------------------------------------------------------------
Number of shares used in calculating diluted EPS        937,091,531       893,036,782          901,982,965

Diluted EPS                                                    0.27              0.48                 0.29




Outstanding convertible debt at December 31, 2003 was convertible into 70,418,060 shares, of which 28,537,900 were anti-dilutive and 41,880,160 were dilutive. At December 31, 2003, outstanding stock options were equivalent to 56,769,297 common shares, of which 7,059,127 were dilutive and 49,710,170 were anti-dilutive.


16-RETIREMENT PLANS


The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

The changes in benefit obligation and plan assets were as follows:

----------------------------------------------------------------------------------------------
                                                                  December 3l,    December 31,
                                                                       2003            2002
----------------------------------------------------------------------------------------------
  Change in benefit obligation:

  Benefit obligation at beginning of year                                171            139
  Service cost                                                            11             10
  Interest cost                                                           10              9
  Benefits paid                                                           (2)            (1)
  Actuarial losses                                                        10              7
  Foreign currency translation adjustments                                17             12
  Other                                                                    1             (5)
----------------------------------------------------------------------------------------------
  Benefit obligation at end of year                                      218            171
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
  Change in plan assets:

  Plan assets at fair value at beginning of year                          92             91
  Actual return on plan assets                                            16            (10)
  Employer contributions                                                   7             10
  Benefits paid                                                           (2)            (1)
  Foreign currency translation adjustments                                 9              7
  Other                                                                    0             (5)
----------------------------------------------------------------------------------------------
 Plan assets at fair value at end of year                                122             92
----------------------------------------------------------------------------------------------

  Funded status                                                          (96)           (79)
  Unrecognized prior service cost                                          5              5
  Unrecognized transition obligation                                      (2)            (2)
  Unrecognized actuarial loss                                             62             59
----------------------------------------------------------------------------------------------
  Net amount recognized                                                  (31)           (17)
----------------------------------------------------------------------------------------------


  Net amount recognized in the balance sheet consists of the following:


  Prepaid benefit cost                                                                          2              2
  Accrued benefit liability                                                                   (72)           (54)
  Intangible asset                                                                              2              2
  Accumulated other comprehensive income                                                       37             33
-------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                                       (31)           (17)
-------------------------------------------------------------------------------------------------------------------


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $216 million, $180 million and $172 million, respectively, as of December 31, 2003 and $167 million, $135 million and $95 million, respectively, as of December 31,2002.


The weighted average assumptions used in the determination of the benefit obligations were as follows:


---------------------------------------------------------------------------------------------------
 Assumptions                                                          Year ended       Year ended
                                                                    December 31,     December 31,
                                                                            2003             2002
---------------------------------------------------------------------------------------------------
  Discount rate                                                             5.54%            5.80%
  Salary increase rate                                                      3.97%            4.02%
---------------------------------------------------------------------------------------------------


  The components of the net periodic benefit cost include the following:


-----------------------------------------------------------------------------------------------------------------
                                                                Year ended        Year ended       Year ended
                                                               December 31,     December 31,     December 31,
                                                                       2003             2002             2001
-----------------------------------------------------------------------------------------------------------------
  Service cost                                                           11               10                9
  Interest cost                                                          10                9                8
  Expected return on plan assets                                         (7)              (8)              (7)
  Amortization of unrecognized transition obligation                     --               --               --
  Amortization of net (gain) and loss                                     2                1                -
  Amortization of prior service cost                                      1                1                1
-----------------------------------------------------------------------------------------------------------------

  Net periodic benefit cost                                              17               13               11
-----------------------------------------------------------------------------------------------------------------

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans were as follows:


---------------------------------------------------------------------------------------------------------------
  Assumptions                                                    Year ended       Year ended       Year ended
                                                               December 31,     December 31,     December 31,
                                                                       2003             2002             2001
---------------------------------------------------------------------------------------------------------------
  Discount rate                                                       5.80%            5.95%            6.09%
  Salary increase rate                                                4.02%            3.97%            4.03%
  Expected rate of return on funds                                    7.18%            7.28%            6.65%
---------------------------------------------------------------------------------------------------------------


The Company also has defined contribution pension plans, which provide retirement and other service benefits to certain of its employees. The benefit accrues to the employees on a pro-rata basis, adjusted for inflation, during their employment period and is based on the individuals' salary. As of December 31, 2003 and 2002, the Company accrued $175 million and $134 million, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $42 million, $44 million and $43 million in 2003, 2002 and 2001, respectively.

17 - LONG-TERM DEBT

Long-term debt consists of the following:


-------------------------------------------------------------------------------------------------------
                                                                     December 31,         December 31,

                                                                          2003                  2002
-------------------------------------------------------------------------------------------------------
STMicroelectronics SA (France)


 2.47% (weighted average) bank loans due 2006                                146                   160
 0.00% (weighted average) other bank loans                                     1                     3
 4.80% (weighted average) capital leases                                      37                    32

STMicroelectronics S.r.l. (Italy)


 7.35% bank loan due 2005                                                      2                     3
 5.35% bank loan due 2006                                                     18                    21
 1.07% (weighted average) bank loans due 2009                                 72                    51
 3.43% (weighted average) other bank loans                                    14                    13

STMicroelectronics N.V. (Netherlands)


 2.44% Liquid Yield Option Notes (LYONs) due 2009                            799                   780
 3.75% convertible bonds due 2010                                            366                 1,601
 -0.50% convertible bonds due 2013                                         1,379                    --

STMicroelectronics PTE (Singapore)


 2.52% bank loan due 2007                                                    147                   144
 3.50% other bank loan                                                         1                    29

STMicroelectronics (others)
 2.76% (weighted average) other bank loans                                    68                   106
-------------------------------------------------------------------------------------------------------


Total long-term debt                                                       3,050                 2,943
Less current portion                                                         106                   146
-------------------------------------------------------------------------------------------------------

Total long-term debt, less current portion                                 2,944                 2,797
-------------------------------------------------------------------------------------------------------

Long-term debt is denominated in the following currencies:

--------------------------------------------------------------------------------
                                               December 31,     December 31,
                                                    2003            2002
--------------------------------------------------------------------------------

  U.S. dollar                                           2,574            2,449
  Euro                                                    304              294
  Singapore dollar                                        148              173
  Other                                                    24               27
--------------------------------------------------------------------------------

  Total                                                 3,050            2,943
--------------------------------------------------------------------------------


Aggregate future maturities of long-term debt outstanding are as follows:


---------------------------------------------------------------
                                               December 31,
                                                    2003
---------------------------------------------------------------

2004                                                      106
2005                                                      114
2006                                                      140
2007                                                       87
2008                                                       25
Thereafter                                              2,578
---------------------------------------------------------------
Total                                                   3,050
---------------------------------------------------------------


In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708 million. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of $885.91 per one thousand dollar face value of the LYONS. The Company may choose to pay the redemption price in cash or in common shares or a combination of both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem for cash all, but not a portion of the LYONs. On or after September 22, 2004, the Company may redeem all or a portion of the LYONS for cash. The notes are subordinated to all existing and future indebtedness of the Company.

In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,458 million. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005, at a price of $805.15 per one thousand dollar face value of the convertible notes. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, but not a portion of the convertible bonds. On or after November 16, 2005, the Company may redeem for cash all or a portion of the convertible bonds. The notes are unsubordinated to all existing and future indebtedness of the Company. In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity. See
Note 23.

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon senior convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The notes are convertible at any time by the holders at the rate of 29.9144 shares of the Company's common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their decreted value all or a portion of the convertible bonds subject to the level of the Company's share price.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totalling $1,163 million. At December 31, 2003, amounts available under the lines of credit were reduced by borrowings of $45 million at an average interest rate of 2.41%.


18-OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

--------------------------------------------------------------------------------
                                                 December 31,     December 31,
                                                     2003            2002
--------------------------------------------------------------------------------

  Taxes other than income taxes                            55               57
  Salaries and wages                                      235              199
  Social charges                                          105               88
  Advances received on fundings                            32               13
  Commercial rebates                                       21               15
  Royalties payable                                        32               41
  Other                                                   213              193
--------------------------------------------------------------------------------

  Total                                                   693              606
--------------------------------------------------------------------------------



19 - OTHER REVENUES

Other revenues consist of the following:


-------------------------------------------------------------------------------------------------
                                                      Year ended    Year ended    Year ended
                                                      December       December      December
                                                      31, 2003       31, 2002      31, 2001
-------------------------------------------------------------------------------------------------
  Co-development contract fees                                 -            47            49
  Indemnity payments and patent royalty income                 4             1             4
-------------------------------------------------------------------------------------------------

  Total                                                        4            48            53
-------------------------------------------------------------------------------------------------

20 - OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consist of the following:



---------------------------------------------------------------------------------------------------
                                                      Year ended      Year ended     Year ended
                                                       December        December        December
                                                       31, 2003        31, 2002        31, 2001
---------------------------------------------------------------------------------------------------
  Research and development funding                            76            76            58
  Start-up costs                                             (55)          (57)          (89)
  Exchange gain, net                                           5            17            11
  Patent claim costs                                         (29)           (8)           (8)
  Gain on sale of non-current assets                          17             3            27
  Other non-recurring, net                                   (18)          (24)           (5)
---------------------------------------------------------------------------------------------------

  Total                                                       (4)            7            (6)
---------------------------------------------------------------------------------------------------



21 - IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness.

150mm fab operations

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy), the downsize by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The fair values used in calculating the impairment charges were based on the discounted expected future cash flows on the assets. Impairment charges also include a reduction in the fair market value of the facilities in Rancho Bernardo, California and Castelletto, Italy, which were determined by independent real estate appraisals.

Back-end operations

During the third and fourth quarter of 2003, certain involuntary termination payments were made for the partial restructuring of the back-end sites in Morocco and impairment charges were incurred for the planned closure of the back-end facilities in Tuas, Singapore. An independent real estate appraisal was used in determining the fair value of the back-end facility.

Intangible assets and investments

In the third quarter of 2003, the Company also incurred an impairment charge of $3 million relating to certain intangible assets subject to amortization and a restructuring cost of $3 million for contractually committed future capital contributions to Super H Inc, the joint venture formed with Renesas Technology Corp. The fair value used in determining the impairments was based on discounted expected future cash flows.

Other restructuring charges

Certain payments have been made for voluntary termination benefits in France totalling $6 million and for lease contract terminations in the United States amounting to $3 million.

Impairment, restructuring charges and other related closure costs incurred in 2003 are summarized as follows:


-------------------------------------------------------------------------------------------------------------
  Year ended                        Impairment        Restructuring     Other related   Total impairment,
December 31, 2003                                        charges        closure costs     restructuring
                                                                                        charges and other
                                                                                         related closure
                                                                                              costs
-------------------------------------------------------------------------------------------------------------
  150mm fab operations                 (140)              (32)               (1)               (173)

  Back-end operations                   (15)               (2)                -                 (17)

  Intangible assets and                  (6)                -                 -                  (6)
  investments

  Other                                   -                (9)                -                  (9)

  Total                                (161)              (43)               (1)               (205)
-------------------------------------------------------------------------------------------------------------


The total impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax). The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next eighteen months. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2003, total cash outlays for the restructuring plan amounted to $8 million corresponding mainly to the payment of voluntary termination benefits for $6 million, and to reduction of workforce for $2 million on back-end operations.



22 - INTEREST EXPENSE, NET

Interest expense, net consists of the following:

--------------------------------------------------------------------------------
                                      Year ended     Year ended      Year ended
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  Income                                    37              49             100
  Expense                                  (89)           (117)           (113)
--------------------------------------------------------------------------------

  Total                                    (52)            (68)            (13)
--------------------------------------------------------------------------------


Capitalized interest was $2 million, $3 million, and $9 million in 2003, 2002 and 2001, respectively.

23 - LOSS ON EXTINGUISHMENT OF CONVERTIBLE DEBT

In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was $1,304 million. The repurchased convertible debt was equivalent to 15,596,824 shares and has been cancelled.

In relation to these repurchases, the Company registered in the 2003 statements of income a one-time non-operating pre-tax charge of $39 million, which included $30 million related to the price paid in excess of the repurchased convertible debt's accreted value and $9 million related to the write-off of bond issuance costs. No repurchases of convertible debt were made in 2002.

24 - INCOME TAX

Income before income tax expense is comprised of the following:

--------------------------------------------------------------------------------
                                      Year ended     Year ended      Year ended
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  Income (loss) recorded in
  The Netherlands                           15              (1)            (32)
  Income from foreign
  operations                               227             523             353
--------------------------------------------------------------------------------

  Income before income
  tax expense                              242             522             321
--------------------------------------------------------------------------------


STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

--------------------------------------------------------------------------------
                                      Year ended     Year ended      Year ended
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  The Netherlands taxes - current           (4)             25              (5)
  Foreign taxes-current                    (81)           (100)           (139)
--------------------------------------------------------------------------------

  Current taxes                            (85)            (75)           (144)
  Foreign deferred taxes                    99             (14)             83
--------------------------------------------------------------------------------

  Income tax benefit (expense)              14             (89)            (61)
--------------------------------------------------------------------------------

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:


------------------------------------------------------------------------------------------------------------
                                                              Year ended     Year ended       Year ended
                                                             December 31,    December 31,    December 31,
                                                               2003              2002             2001
------------------------------------------------------------------------------------------------------------
  Income tax expense computed at statutory rate                       (83)           (183)           (112)
  Permanent and other differences                                      (3)            (32)            (39)
  Change in valuation allowances                                       (1)             (1)             (2)
  Impact of final tax assessments relating to prior years               6              27              --
  Other tax and credits                                                 7               6              (8)
  Benefits from tax holidays                                           67              62              81
  Earnings of subsidiaries taxed at different rates                    21              32              19
------------------------------------------------------------------------------------------------------------

  Income tax benefit (expense)                                         14             (89)            (61)
------------------------------------------------------------------------------------------------------------


The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.07, $0.06 and $0.09 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company will continue to benefit from these tax holidays for at least the next several years.

Deferred tax assets and liabilities consist of the following:


-------------------------------------------------------------------------------------------------------------
                                                                              December 31,    December 31,
                                                                                  2003              2002
-------------------------------------------------------------------------------------------------------------
  Tax loss carryforwards and investment credits                                      141                74
  Inventory valuation                                                                 27                19
  Impairment charges and restructuring                                                79                20
  Fixed asset depreciation in arrears                                                 52                27
  Receivables for government funding                                                  40                 9
  Tax allowance granted on past capital investment                                   550                 -
  Pension service costs                                                               11                 7
  Commercial accruals                                                                 11                13
  Other temporary differences                                                         40                35
-------------------------------------------------------------------------------------------------------------

  Total deferred tax assets                                                          951               204
  Valuation allowances                                                              (632)              (26)
-------------------------------------------------------------------------------------------------------------
  Deferred tax assets, net                                                           319              178
-------------------------------------------------------------------------------------------------------------

  Accelerated fixed assets depreciation                                             (172)             (156)
  Acquired intangible assets                                                          (3)               (8)
  Advances of government funding                                                     (23)              (17)
  Other temporary differences                                                        (17)              (26)
-------------------------------------------------------------------------------------------------------------

  Deferred tax liabilities                                                          (215)             (207)
-------------------------------------------------------------------------------------------------------------

  Net deferred income tax asset (liability)                                          104               (29)
-------------------------------------------------------------------------------------------------------------

As of December 31, 2003, the Company and its subsidiaries have net operating loss carryforwards that expire starting 2004, as follow:

--------------------------------------------------------------------------------

Year
--------------------------------------------------------------------------------

2004                                                                          6
2005                                                                          2
2006                                                                          2
2007                                                                          2
Thereafter                                                                  129
--------------------------------------------------------------------------------

Total                                                                       141
--------------------------------------------------------------------------------



25 - COMMITMENTS


Lease commitments

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $54 million, $37 million, and $42 million in 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had a non-cancellable capital lease of $37 million for a building.

The Company's commitments as of December 31, 2003 were as follows:



                                                                  Payments due by period
                                                                  ----------------------
                                             Total    2004     2005      2006    2007     2008    Thereafter
                                             -----    ----     ----      ----    ----     ----    ----------
                                                                      (millions of U.S.$)
Operating leases (1)                           246      58       43        38      15       13          79
Purchase commitments (2)                     1,261   1,173       71        17      --       --          --
Contingent obligations (3)                       1       1       --        --      --       --          --
Total                                        1,508   1,232      114        55      15       13          79


----------

(1)  Operating leases are mainly related to building leases.
(2) Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3) Contingent obligations related to additional contractual amounts which could be paid for a future capital increase in the joint venture with Hitachi, Ltd.



Other commitments

The Company has issued guarantees totalling $292 million related to its subsidiaries' debt.

26 - CONTINGENCIES

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages.

The Company has also received and may in future receive communications alleging possible infringements of patents and similar intellectual property rights of others. A provision is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly evaluates losses and claims to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. The Company is in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the suns of such claims, the Company has recorded an accrual of $10 million, which represents its best estimate of probable losses based on the information currently available to the Company.



27 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Treasury activities are regulated by the Company's procedures, which define policies, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. The Company's objectives are to reduce exposure to changes in exchange rates, to optimise the use of credit facilities and funds available, and to obtain the best possible market conditions for financial and treasury operations. Treasury controls include systematic reporting to senior management and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated "A-" or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.


27.1 - Foreign exchange forward contracts and currency options

The Company enters into foreign exchange forward currency contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 2003 have remaining terms of 5 days to four months, maturing on average after 31 days.

The notional amounts of foreign exchange forward contracts totalled $1,568 million and $649 million at December 31, 2003 and 2002, respectively. The principal currencies covered are the US dollar, the Euro, the Japanese yen and the Swiss franc.

The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2003 and 2002, no currency options were outstanding.



 27.2 - Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2003 and 2002, one customer, the Nokia Group of companies, represented 11.7% and 19.3% of trade accounts receivable, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.


27.3 - Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.


                                                               2003                               2002
                                               ---------------------------------------------------------------------
                                                    Carrying         Estimated         Carrying        Estimated
                                                    Amount           Fair Value        Amount         Fair Value
--------------------------------------------------------------------------------------------------------------------
  Balance sheet
  - Bank loans (including current portion)                   506             498              561            568
  - Convertible debt                                       2,544           2,706            2,381          2,403

  Off-balance sheet
  - Forward exchange contracts                                30              30                6              6
--------------------------------------------------------------------------------------------------------------------


The methodologies used to estimate fair value are as follows:



Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.


Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.



Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.



28 - RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  Sales & other services                    10               1               1
  Research and development expenses        (34)            (29)            (26)

  Other purchases and expenses             (17)            (23)            (31)
  Accounts receivable                        2              --              --
  Accounts payable                          22              11               5


For the years ended December 31, 2001, 2002 and 2003, the related party transactions were primarily with Areva, France Telecom, Finnieccanica, Equant and Orange, which represent significant shareholders of the Company or their subsidiaries. See Note 1.

In addition the Company participates in an Economic Interest Group ("E.I.G.") in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of costs recorded by the Company as research and development expenses incurred by E.I.G during 2003 were not significant in 2003, $3 million in 2002 and $3 million in 2001. At December 31, 2003 the Company had net receivable amount of $1 million and at December 31, 2002 the Company had net receivable amount of $7 million.



29 - SEGMENT INFORMATION

The Company operates in two business areas: Semiconductor and Subsystems.

In the Semiconductor business area, the Company designs, develops, manufactures and markets a broad range of products including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, the Company started the full chain manufacturing of smart card products, which includes the production and sale of chips, as in the past, and of cards. The Company's principle investment and resource allocation decisions are in the Semiconductor business area for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. The Company manages its semiconductor products in four segments, following the Company's four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the "Groups"). Revenues and operating results of the manufacturing of the smart card products are included in Memory Products group. The Company manages its revenues and internal operating income performance based on these segments.

In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the Company, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

The following tables present the Company's internal net revenues and operating income by semiconductor product segment. For the computation of the Groups' internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups including cost of sales, selling, general & administrative expenses and a significant part of R&D expenses. Additionally as per the Company's rules, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special R&D programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

Net revenues by product group

--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  Telecommunications,
  Peripherals and Automotive             3,268           3,074           3,031
  Discrete and Standard ICs              1,224           1,055             942
  Memory Products                        1,358           1,055           1,382
  Consumer and Microcontroller           1,321           1,026             896
  Others (1)                                67             108             106
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Total revenues                         7,238           6,318           6,357
--------------------------------------------------------------------------------

(1) Includes revenues from sales of subsystems mainly and other products not allocated to product groups.


Operating Income by product group

--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  Telecommunications,
  Peripherals and Automotive               550             613             589
  Discrete and Standard ICs                142             135              75
  Memory Products                          (45)              7             340
  Consumer and Microcontroller              78              57            (78)
--------------------------------------------------------------------------------

  Total operating income of
  product groups                           725             812             926
  Others                                  (391)           (211)           (587)
--------------------------------------------------------------------------------

  Total consolidated operating income      334             601             339
--------------------------------------------------------------------------------


Reconciliation to consolidated operating income:

--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------


  Total operating income
  of product groups                        725             812             926

  Strategic R&D and other
  R&D programs                             (61)            (83)            (48)
  Start-up costs                           (54)            (57)            (82)
  Impairment & restructuring
  charges                                 (205)            (34)           (416)
  Subsystems                                 2               6              10
  Patents claim costs                      (10)              -               -
  Other non-allocated provisions           (63)             (43)            (51)
--------------------------------------------------------------------------------

  Total operating income
  (loss) Others                           (391)           (211)           (587)
  Total consolidated operating
  income                                   334             601             339
--------------------------------------------------------------------------------


The following is a summary of operations by entities located within the indicated geographic areas for 2003, 2002 and 2001. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of net property and equipment and other intangible assets.


Net revenues


--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  The Netherlands                        2,084           1,768           2,016
  France                                   364             443             484
  Italy                                    219             174             229
  USA                                      992             876             958
  Singapore                              3,192           2,358           1,989
  Japan                                    337             275             331

  Other countries                           50             424             350
--------------------------------------------------------------------------------

  Total                                  7,238           6,318           6,357
--------------------------------------------------------------------------------

Long-lived assets

--------------------------------------------------------------------------------
                                       December       December        December
                                       31, 2003       31, 2002        31, 2001
--------------------------------------------------------------------------------

  The Netherlands                          478             404             123
  France                                 2,205           2,033           1,732
  Italy                                  2,102           1,872           1,687
  Other European countries                 219             204             210
  USA                                      413             610             797
  Singapore                              1,149             863             749
  Malaysia                                 389             449             548
  Other countries                          257             255             255
--------------------------------------------------------------------------------
  Total                                  7,212           6,690           6,101
--------------------------------------------------------------------------------

                                [GRAPHIC OMITTED]


                              Proposed resolutions
                              --------------------
    for the Annual General Meeting of Shareholders of STMicroelectronics N.V.
    -------------------------------------------------------------------------
                ("ST") to be held on April 23, 2004 in Amsterdam
                ------------------------------------------------


The Supervisory Board proposes:

Agenda item 4    -    Resolution 1
-------------

to adopt the annual accounts for the financial year 2003, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.

Agenda item 5    -    Resolution 2
-------------

to discharge the sole member of the Managing Board for his management during the financial year 2003.

Agenda item 6    -    Resolution 3
-------------

to discharge the members of the Supervisory Board for their supervision during the financial year 2003.

Agenda item 7    -    Resolution 4
-------------

to distribute a dividend in cash of US$ 0.12 per common share.

Agenda item 8    -    Resolution 5
-------------

to appoint Gerald Arbola as a new member of the Supervisory Board as successor to, and to complete the three-year term (to expire at our 2005 AGM) of, Mr. Jean-Pierre Noblanc, former Vice Chairman of the Supervisory Board, who passed away last year.

Agenda item 9    -    Resolution 6
-------------

to appoint Didier Lombard as a new member of the Supervisory Board as successor to, and complete the three-year term (to expire at our 2005 AGM) of, Mr. Remy Dullieux, who has resigned with effect from the 2004 AGM.

Agenda item 10    -    Resolution 7
--------------

to maintain the remuneration of the Chairman and the Vice Chairman of the Supervisory Board at US$45,000 per annum; to maintain the remuneration of the President of the Audit Committee at US$40,000 per annum; to maintain the remuneration of the other members of the Supervisory Board at US$30,000 per annum; to maintain the remuneration of the members of the Audit Committee at US$10,000 per annum; to maintain the remuneration of the members of the Compensation Committee at US$5,000 per annum; to maintain the remuneration of the members of the Strategic Committee at US$ 5,000 per annum; to set the remuneration of the members of the Nominating and Corporate Governance Committee (to be established) at US$5,000 per annum; to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at U.S.$2,000 (with no limitation on the number of Committees for which Supervisory Board members may serve); and to maintain that attendance fees per meeting by telephone or videoconference at US$500.

Agenda item 11    -    Resolution 8
--------------

to approve a new Company's Employee Stock Purchase Plan (the "Plan"), which includes the following provisions:

      o a total of 4.8 million newly issued common shares are to be offered to employees of ST and its majority-owned subsidiaries in up to 24 specified countries and such other countries to which the Supervisory Board may extend the Plan, on the recommendation of the Managing Board;
      o the Plan has a term of three years, from 2004 to 2007, and features semi-annual offering periods;
      o for each offering period, the subscription price will be equal to 85% of the lesser of the NYSE closing price per share on the first day of the offering period and the last day of the offering period; and
      o the maximum fair market value of the Shares subscribed per employee per offering period is $12,500.

The Supervisory Board proposes to approve the Plan in order for the Plan to qualify under Section 423 of the Internal Revenue Code of the United States and pursuant to "Best Practice" provisions of the Dutch Corporate Code and New York Stock Exchange listing standards.

The Supervisory Board has approved the Plan.

Agenda item 12    -    Resolution 9
--------------

to designate the Supervisory Board as the corporate body authorized to resolve to issue any number of common shares and/or preference shares as comprised in ST's authorized share capital from time to time, to fix the terms and conditions of share issuance, to limit or to exclude pre-emptive rights of existing shareholders upon issuance of shares and to grant rights to subscribe for common shares and/or preference shares, all for a period of five years as of the date of the annual general meeting of shareholders.

Agenda item 13    -    Resolution 10
--------------

to change the quorum for the general meeting of shareholders as referred to in article 32, paragraph 1 of ST's Articles of Association from one-third of ST's issued share capital to 15% of ST's issued share capital and to amend article 32, paragraph 1 of ST's Articles of Association in this respect.

Agenda item 14    -    Resolution 11
--------------

in order to implement the change of quorum as referred to under agenda item 13 - resolution 10, to amend ST's Articles of Association in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated March 12, 2003 (Dutch wording) and to authorize any and all lawyers practicing with De Brauw Blackstone Westbroek N.V. to apply to the Ministry of Justice for the required declaration of no-objection to the draft deed of amendment as well as to execute the notarial deed of amendment.

Agenda item 15    -    Resolution 12
--------------

in order to comply with the Dutch Corporate Governance Code of December 9, 2003, to approve ST's Corporate Governance Policy as follows:

The Dutch Corporate Governance Committee, in the preamble to the Dutch Corporate Governance Code published on December 9, 2003 (the "Code") which is applicable to all Dutch Companies listed within or outside the Netherlands effective January 1, 2004, has recommended that such companies report to their shareholders in the Annual General Meeting of Shareholders in 2004, on how they intend to comply with the provisions of the Code.

STMicroelectronics N.V. has common shares listed on the New York Stock Exchange, Euronext Paris and Borsa di Milano, and convertible bonds listed on the NYSE, Euronext Paris and the Luxembourg Stock Exchange. Due to its various listings, ST is required to comply simultaneously with the Corporate Governance provisions of the Code, the corporate governance standards of the New York Stock Exchange applicable to NYSE-listed non-U.S. companies (the "NYSE Rules"), as well as applicable corporate governance standards of Euronext Paris, Borsa di Milano and the Luxembourg Stock Exchange.

In response to corporate governance disclosure requirements of various exchanges where ST is listed, particularly where Code recommendations (Best Practice Provisions) and NYSE rules diverge, ST is communicating its current corporate governance policies in the ST Corporate Governance Charter, divided into four main chapters and a conclusion.

1.  Corporate Organization;
2.  Remuneration of ST's Managing and Supervisory Board Members;
3.  Information Policy;
4. Corporate Policies relating to Business Ethics, Financial Reporting and Disclosure; and
5.  Conclusion.

It is ST's policy to (i) make the Corporate Governance Charter available on its web site, as well as to any shareholder in print upon request and, (ii) constantly monitor the Corporate Governance charter, in view of the ongoing developments and requirements in this field, so as to modify, complete and improve the procedures and policies covered by the Charter, as and when deemed necessary.

By proceeding accordingly, ST is seeking to explain its corporate governance policy, and pursuant to Code recommendations, requests shareholder approval of its corporate governance policy as currently reflected in the ST Corporate Governance Charter, as amended from time to time.

                                  PERSONAL DATA
                                  -------------
                                   MR. ARBOLA
                                   ----------

               (Section 2:142, subsection 3 Dutch Civil Code)

name                        :      Gerald Arbola

age                         :      55

nationality                 :      French

profession                  :      Mr. Arbola is an Executive Board member
                                   of Areva and its Chief Financial
                                   Officer. Mr. Arbola has served as Chief
                                   Financial Officer and member of the
                                   Executive Board of AREVA since July 3,
                                   2001

other positions             :      Mr Arbola is Chairman of the Board of
                                   Directors of FT1CI and furthermore a
                                   member of the Boards of Cogema,
                                   Framatome ANP and Assystem

previous positions
to the extent
relevant                    :      Mr. Arbola is a graduate of the
                                   Institut d'Etudes Politiques de Paris
                                   and holds an advanced degree in
                                   economics. Mr. Arbola joined the Cogema
                                   group in 1982 as director of planning
                                   and strategy for SGN, then served as
                                   Chief Financial Officer at SGN from
                                   1985 to 1989, becoming Executive Vice
                                   President of SGN in 1988, Chief
                                   Financial Officer of Cogema in 1992. He
                                   was appointed as a member of the
                                   Executive Committee in 1999, and also
                                   served as Chairman of the board of SGN
                                   in 1997 and 1998

supervisory board
member of                   :      Vice-chairman of the Supervisory Board
                                   of STMicroelectronics Holding N.V.

motivation                  :      The candidacy of Mr. Arbola as a new
                                   Supervisory Board member is being
                                   proposed on the basis of his specific
                                   financial and technical expertise,
                                   prior professional experience,
                                   soundness of judgment, ability to make
                                   analytical enquiries and willingness to
                                   devote the time required to adequately
                                   perform his activities as a Supervisory
                                   Board member


                                                                             1/2

Mr. Arbola does not hold any shares in the capital of STMicroelectronics N.V.




                                                                             2/2

                                  PERSONAL DATA
                                  -------------
                                   MR. LOMBARD
                                   -----------

                 (Section 2:142, subsection 3 Dutch Civil Code)

name                        :      Didier Lombard

age                         :      62

nationality                 :      French

profession                  :      Mr. Lombard currently serves as Executive
                                   Director and Member of the Executive
                                   Committee of France Telecom, in charge of Technologies, Strategic partnerships and New
                                   Usages

other positions             :      Mr. Lombard is also a member of the Board of
                                   Directors of Orange, Wanadoo and member of the supervisory board of Radiall previous positions
to the extent
relevant                    :      Mr. Lombard began his career in the R&D
                                   division of France Telecom in 1967, where he contributed to the development of several new products for France Telecom, in relationship with satellite and mobile systems. From 1988 on, he served as scientific and technological director at the Ministry of Research and Technology, General Director for industrial strategies at the Ministry of Economy, Finances and Industry, and Delegate
                                   Ambassador for national investments and
                                   President of the French Agency for
                                   international investments. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Superieure des
                                   Telecommunications. Mr Lombard spent several years as Ambassador in charge of foreign investment in France and as Chief Executive
                                   Officer of the French Agency for
                                   International Investment.

supervisory board
member of                   :      N/A

motivation                  :      The candidacy of Mr. Lombard as a new
                                   Supervisory Board member is being proposed on the basis of his


                                                                             1/2
                                   specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.

Mr. Lombard holds 225 shares in the capital of STMicroelectronics N.V.



                                                                             2/2

                                                                  DE BRAUW
                                                                      BLACKSTONE
                                                                     WESTBROEK





                                                                   version dated
                                                                      12-03-2004
                                                                     RBO/CdM/ASM
                             F:\1119\74550180\statutenwijziging\74550180.bse.doc



                             UNOFFICIAL TRANSLATION
                             ----------------------
                             DRAFT DEED OF AMENDMENT
                             -----------------------
                         OF THE ARTICLES OF ASSOCIATION
                         ------------------------------
                             STMICROELECTRONICS N.V.
                             -----------------------


two thousand and four appears before me, Cornelis Willem de Monchy, notaris (civil-law notary) practising in Rotterdam:
**



The person appearing declares that on ** two thousand and four the general meeting of shareholders of STMicroelectronics N.V., a limited liability company, with corporate seat in Amsterdam and address at: 1118 BH Luchthaven Schiphol, municipality Haarlemmermeer (the Netherlands), Schiphol Boulevard 265 Amsterdam Airport, on the proposal of the Supervisory Board of this company, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that he amends the company's articles of association as follows:
In article 32, paragraph 1 the word "one/third" shall be replaced by the words "fifteen per cent". The required ministerial declaration of no-objection was granted on ** two thousand and four, number N.V. 319.725.
The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.
In witness whereof the original of this deed which will be retained by me, notaris, is executed in ** , on the date first mentioned in the head of this deed.
Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the same, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

Preamble to ST Corporate Governance Charter

On December 9, 2003 the Dutch Corporate Governance Committee issued a Corporate Governance Code (the "Code") effective January 1, 2004 for all publicly listed companies incorporated in The Netherlands, including STMicroelectronics N.V. ("ST"). The Code recommends that companies communicate to shareholders in 2004 how they intend to comply. We are submitting our policies on Corporate Governance for approval at our 2004 Annual General Meeting of Shareholders to be held in Amsterdam on April 23, 2004. As ST is listed on the New York Stock Exchange, Euronext Paris and Milano Borsa and not in The Netherlands, our policies and practices are not consistent with all Dutch "Best Practice" recommendations contained in the Code. Our current corporate governance policies, as enumerated in our Charter on Corporate Governance, will be updated and expanded whenever necessary or advisable. As recommended by the Code, we will inform our shareholders of any significant changes in our corporate governance policies and practices at our annual general meeting.

Our Corporate Governance Charter will be posted on our website and will be available in print to any shareholder who may request it.

                                                          Monday, March 15, 2004



                         ST CORPORATE GOVERNANCE CHARTER

Introduction

Since our formation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:

(i) ST's corporate organization under Dutch law that entrusts ST management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of the Managing Board and Supervisory Board are appointed and dismissed by our shareholders;

(ii) ST's early adoption of policies on important issues such as "business ethics" and "conflicts of interest" and ST's strict policies, implemented since its 1994 IPO to comply with its regulatory requirements, concerning financial reporting, insider trading and public disclosures;

(iii) ST's compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with all corporate, social and financial laws applicable to our subsidiaries in all of the countries in which we do business; and

(iv) ST's broad-based activities in the field of Corporate Social Responsibility, encompassing environmental, social, health, safety, educational and other related issues.

I.    CORPORATE ORGANIZATION

ST is organized under Dutch laws and operates with a Managing Board and a Supervisory Board, both of which report to our shareholders.

      A.    Our Managing Board

            1. Our Managing Board is entrusted with our general management. The Managing Board whose Members are appointed and dismissed by our shareholders, upon proposal by the Supervisory Board, is currently comprised of one person, our President and Chief Executive Officer. Our President and CEO is supported in his tasks by a group of Executive Officers. Our President and CEO may also propose to the Supervisory Board the appointment of a Chief Operating Officer ("COO") reporting to the President and CEO. By law, neither our CEO, our COO, nor any of our Executive Officers can serve on our Supervisory Board. Neither our CEO, nor any of our Executive Officers, serve as a director of any other listed public company.

            2. Our Managing Board is accountable to our Supervisory Board and to our General Meeting of Shareholders. In discharging its role according to Dutch law, the Managing Board guides ST in our best interest as well as in consideration of the interests of all of our stakeholders.

            3. Our Managing Board prepares a report to the shareholders at our General Meeting of Shareholders.

      B.    Our Supervisory Board

            1.    General Provisions

                  a. Our Supervisory Board advises our Managing Board in performing its management tasks and supervises the policies of our Managing Board and the general course of our affairs and business. Our Supervisory Board approves major management decisions including multiyear plans, the budget for the coming year, investment policies, the sale of all or an important part of our assets or concerns, any agreement relating to Intellectual Property if substantial and material, the formation of new companies, the granting of guarantees to third parties, research and development, marketing, general, financial and personnel policies, as well as (subject to further approval by our shareholders in the event the Supervisory Board considers that these are material transactions), all mergers, acquisitions or joint venture agreements. Our Supervisory Board also approves our financial reporting before publication of our quarterly press release and submission of our accounts for approval by our General Meeting of Shareholders. In addition, our Supervisory Board approves all operations outside the ordinary course, including any agreements with our indirect shareholders, as well as the appointment of the members of statutory management, administration and control bodies and external auditors of our major directly held subsidiaries.

                  b. In light of new corporate governance initiatives particularly in The Netherlands where we are incorporated, our Supervisory Board is currently revising its Internal Regulation which sets forth the rules and procedures governing its operations and the manner in which it carries out its duties and exercises operational and financial control over our operations. The Internal Regulation will also set forth the Supervisory Board's policies with respect to the number of other boards on which ST Supervisory Board members may sit, tenure, director orientation and continuing education and other matters. The Internal Regulation, once adopted will be posted on our website and will be made available in print to shareholders upon request.

                        Our Supervisory Board prepares a report to the shareholders at our general meeting of shareholders.

                  c. Supervisory Board Members are appointed and dismissed by the General Meeting of Shareholders on the proposal of the Supervisory Board for a maximum term of three years, which is renewable. Our Supervisory Board currently comprises nine members, including one vacant position. Supervisory Board Members are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board Members.

                  d. Our Supervisory Board has adopted a policy limiting Members' participation on boards of other listed public companies to five.

                  e. The current term of office of all Supervisory Board Members in office is three years, expiring at the 2005 Annual General Meeting of Shareholders. To ensure continuity and to retain the benefit of the experience of leading industry experts, we do not believe it is in our best interests to limit the number of terms a member may serve on our Supervisory Board. At the 2005 General Meeting of Shareholders, we may consider proposing a rotation schedule to our shareholders for approval.

                  f. Certain of our Supervisory Board Members may be proposed by and retain certain relationships with our direct or indirect shareholders represented through STMicroelectronics Holding II B.V. and STMicroelectronics Holding N.V. All of our Supervisory Board Members are committed to serve our best interests and to take into account those of our other stakeholders.

                  g. Our Supervisory Board Members may and do, at least once a year, meet outside the presence of our Managing Board, have full access to management and Company records on request, and may, at our expense, hire their own advisors when necessary and appropriate.

                  h. The Chairman and Vice Chairman of our Supervisory Board constitute the primary communication channel between our Managing Board and Supervisory Board.

            2.    Committees of ST's Supervisory Board

                  Our Supervisory Board has currently established three permanent committees to advise it on certain issues: the Audit Committee, the Strategic Committee and the Compensation Committee, which have been in existence since 1996, and in March 2004, resolved to establish a Nominating and Corporate Governance Committee. All committees report regularly to the Supervisory Board. A Charter governing the duties and responsibilities of each Committee will, once adopted by each Committee and approved by our Supervisory Board, be published on our website and made available in print to any shareholder upon request. Our Supervisory Board may amend Committee Charters from time to time and we will publish updates on our website.

                  a.    The Audit Committee

                        The mission of the Audit Committee is to advise the Supervisory Board with respect to oversight of:

                        o    The integrity of our financial statements;

                        o Our compliance with all legal and regulatory requirements applicable to Audit Committee functions;

                        o The independence and qualification of our independent auditors;

                        o The performance of our internal audit processes and independent auditors including compliance with their recommendations; and

                        o Any other financial or accounting matter such as financing, internal risk management, control systems and tax policies.

                        Our Audit Committee proposes our annual and quarterly accounts for adoption by our Supervisory Board. Our Audit Committee also, after a full review, authorizes management to finalize our Operating and Financial Review and Prospects and interim financial information submitted to the SEC on a quarterly (6-K) and filed on an annual (20-F) basis.

                        Our Audit Committee meets at least five times a year, reports regularly to the Supervisory Board and performs an annual self-evaluation.

                        Our Audit Committee has the authority to retain and terminate any financial or other specialists to assist it as and when necessary, including the authority to approve a firm's fees and other retention terms.

                        Our Audit Committee is currently comprised of five Supervisory Board Members, all of whom are financially literate and three of whom have specific accounting or financial management expertise. Our Audit Committee intends to fully comply (to the extent not in contradiction with applicable Dutch law) with SEC regulations and NYSE listing standards on audit committee qualifications, duties and responsibilities applicable in July 2005. According to NYSE criteria currently applicable to ST, each of the Audit Committee members is independent except for one. While one of our Audit Committee members holds an executive position with a supplier to ST, our Supervisory Board has concluded that the member's independent judgment is not impaired.

                  b.    The Strategic Committee

                        The advisory mission of our Strategic Committee relates to the following fields:

                        o    Strategic developments in the Semiconductor
                             Industry

                        o    Long term planning and budgeting

                        o    Corporate Strategy

                        o    Merger / Acquisition projects

                        o    Major R&D programs

                        o    Any other strategic or material project.

                        Our Strategic Committee has the authority to retain and terminate outside specialists to assist it in its mission if deemed necessary.

                        Our Strategic Committee has historically been comprised of four Supervisory Board Members, including the Chairman and Vice Chairman of the Supervisory Board, although there is currently a vacancy. It meets at least twice a year and reports periodically to the Supervisory Board concerning items within its field and on the agenda of a Supervisory Board meeting.

                  c.    The Compensation Committee

                        Our Compensation Committee has several missions:

                        (i) To propose decisions for adoption by the Supervisory Board concerning:

                          o The remuneration and bonus amount for the member(s) of the Managing Board and the performance criteria to be met by the member(s) of the Managing Board to be eligible for the annual bonus amount, as well as the number of stock options to be attributed each year to the member(s) of the Managing Board; and

                          o The terms and conditions for employee stock purchase plans.

                          o Annual remuneration for Supervisory Board members subject to shareholder approval and annual remuneration of the Controllers, Secretary and Assistant Secretary.

                        (ii) As a delegated administrative body of the Supervisory Board:

                          o To determine allocation of stock options to our Executive Officers and Managers following the proposal made by the Managing Board, pursuant to the terms of the Stock Option Plan for directors, managers and selected employees approved by our shareholders.

                          o To attribute stock options granted to Supervisory Board members and professionals pursuant to the Supervisory Board Stock Option Plan approved by our shareholders

                        (iii)  As an advisory Committee to the Supervisory
                               Board:

                          o To review our remuneration policy and Executive Incentive Program for our Executive Officers and Managers, based on performance criteria which generally relate to customer service, profitability, cash flow and market share; and

                          o To resolve any other employee compensation matter submitted by our Managing Board.

                               Our Compensation Committee also has authority to retain and terminate compensation consultants to assist it and to approve such firm's fees and other retention terms.

                               Our Compensation Committee is comprised of a maximum of three Supervisory Board Members including the Chairman and Vice Chairman of the Supervisory Board. It meets at least twice a year.

                               All members of the Compensation Committee are independent as defined by NYSE listing standards.

                  d.    The Nominating and Corporate Governance Committee

                        As part of a recent review of our corporate governance policies and practices, we elected to establish a Nominating and Corporate Governance Committee of our Supervisory Board.

                        The mission of our Nominating and Corporate Governance Committee will relate to the following fields:

                        o Establishing selection criteria and appointment procedures for Supervisory Board Members and Managing Board Members;

                        o Assessing the size and composition of the Supervisory Board and the Managing Board, and making a proposal for a composition profile of the Supervisory Board;

                        o Periodically assessing the functioning of individual Supervisory Board Members, and reporting on this to the Supervisory Board;

                        o    Making proposals for appointments and
                             reappointments of members of the Supervisory and Managing Boards;

                        o Supervising the policy of the Managing Board on the selection criteria and appointment procedures for senior management;

                        o Reviewing the corporate governance policies of the Company;

                        o Recommending all decisions relating to the organization and workings of the Supervisory Board.

                        The Nominating and Corporate Governance Committee will be comprised of three Supervisory Board Members including the

                        Chairman and Vice Chairman of the Supervisory Board. It will meet at least once a year, and more often as appropriate. All members of the Nominating and Corporate Governance Committee will be independent as defined by NYSE listing standards.

            3.    Secretariat of the Supervisory Board

                  Our Supervisory Board appoints and dismisses a Secretary and an Assistant Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board. The Executive Secretary is is also appointed and dismissed by the Supervisory Board. The Secretary, Assistant Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board.

                  The mission of the Secretariat is to organize meetings, ensure the continuing education and training of Supervisory Board members, record-keeping, provide legal advice and communications relating to Supervisory Board meetings. The Secretariat is also responsible for providing all necessary secretarial support to the Committees of the Supervisory Board, in accordance with the requirements of the Chairman of each Committee.

            4.    Controllers of the Supervisory Board

                  Our Supervisory Board appoints and dismisses two financial experts ("Controllers"). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to the Supervisory Board.

      C.    Our Shareholders

            In accordance with our Articles of Association, our shareholders are required to approve certain actions, including, but not limited to:

            o the approval of our annual accounts prior to any regulatory filings;

            o the appointment and dismissal of Members of our Managing Board, Supervisory Board and our External Auditors;

            o    the sale of an important part of our assets and businesses;

            o all mergers, acquisitions or joint ventures which the Managing Board wishes to conclude and which the Supervisory Board considers of material significance;

            o    capital increases and waiver of pre-emptive rights; and

            o    any changes to the Articles of Association.

II.   REMUNERATION OF OUR MANAGING AND SUPERVISORY BOARD MEMBERS

      A.    Remuneration of our Managing Board

            The remuneration of our sole Managing Board Member is fixed annually by the Supervisory Board. It is comprised of a fixed salary and a bonus which requires the sole Managing Board Member to fulfill predetermined criteria, fixed at the beginning of each financial year by the Supervisory Board upon the recommendation of the Compensation Committee. Such criteria generally relate to the Company's revenue growth compared to that of its main competitors, its profitability, return on net assets, net cash flow, and market performance over the course of a fiscal year. The sole Managing Board Member is also attributed a number of stock options, as determined by the Supervisory Board, upon recommendation of the Compensation Committee (based on industry benchmarking and Company performance) within the amount of stock options authorized for issue under the Stock Option Plan for directors, managers and selected employees of the Company and approved by the Company's shareholders. Such stock options are irrevocably granted at the price of the Company's shares on the NYSE on the grant date, which will in principle occur once a year two business days after the Annual General Meeting of Shareholders. The repricing of stock options requires shareholder approval, which has never been solicited.

            Our Managing Board remuneration policy is defined by our Supervisory Board based on semiconductor industry practices.

            The remuneration of the sole Managing Board Member does not involve any loans from the Company.

      B.    Remuneration of ST's Supervisory Board Members

            The remuneration of ST's Supervisory Board Members is fixed by the Shareholders at the Annual General Meeting of Shareholders and is comprised of:

            o    A lump sum compensation amount, and

            o An attendance fee per meeting of the Supervisory Board or Committee.

            Such amounts are paid at the end of each fiscal year to each Supervisory Board member or his or her designee.

            o A defined number of stock options, pursuant to the terms of a Stock Option Plan for Supervisory Board Members approved by the Company Shareholders. Such stock options are irrevocably granted to the Supervisory Board Members at the price of the Company's shares on the NYSE on grant date, which occurs once a year, in principle two business days after the Annual General Meeting of

                 Shareholders. The repricing of stock options requires prior shareholder approval, which has never been solicited.

            o The remuneration of the Supervisory Board Members does not involve any loans from the Company.

            We strongly believe that the granting of irrevocable stock options to Supervisory Board Members enables better identification with shareholder interests and that stock options are conducive to attracting, incentivizing and retaining the most suitable candidates to accept service as Supervisory Board Members, in light of worldwide semiconductor industry practices.

            We will submit, as we have in the past, any Stock Option Plan providing for the grant of stock options to our shareholders for approval.

      C. Exercise of Stock Options and Trading in ST Shares By Managing Board and Supervisory Board Members

            We report the exercise of stock options and trading in ST shares by the Members of our Managing and Supervisory Boards to the Dutch Authority over Financial Markets immediately after any transaction is reported to us. We will simultaneously inform the Autorite des Marches Financiers in France and the Consob in Italy and submit this information under Form 6-K to the SEC in the United States. We publish information concerning directors' transactions in our annual filings with the SEC, the French Autorite des Marches Financiers and the Italian Consob. We believe that ST shares held by the sole Managing Board Member and our Supervisory Board Members are held as long-term investments.

III.  INFORMATION POLICY

      We are committed to providing all of our stakeholders with comprehensive financial and operating information on a timely basis in compliance with applicable laws and regulations on financial disclosure. Our Corporate Communications and Investor Relations Department work closely with our Legal Department to ensure that we comply at all times with this commitment.

      Our policy is to issue a press release with full quarterly financial and operating data and related commentary within approximately 25-30 days after the end of each interim period. In addition to our timely reporting of a statement of income and balance sheet, we include in each of our results releases:

            o Revenue breakdowns by product group, product family and targeted segment

            o    Operating income by product group

            o    Cash-flow statements

            o    An "Outlook" section for the subsequent quarter

      Earnings releases are prepared by the Managing Board, reviewed by the Audit Committee and approved by the Supervisory Board prior to issuance.

      Our policy is also to submit quarterly interim financial information for each of the first three fiscal quarters, complete with Operating and Financial Review and Prospects (or "OFR") on Form 6-K with the SEC within approximately 21 days after the release of the related quarterly results.

      Fourth quarter interim unaudited financial information and annual audited financial statements complete with OFR are filed with the SEC on Form 20-F within approximately 30 days of our General Meeting of Shareholders. Quarterly interim financial reports are made subject to review by our Audit Committee and may be voluntarily certified pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 by our CEO and CFO.

      We also make filings with the French, Italian, Luxembourg and Dutch regulators. In France, where our common shares are listed on the CAC 40 index of Euronext Paris, as well as our convertible bonds due 2009 and 2010, we publicly file a Document de Reference with the French Autorites des Marches Financiers, containing a full description of our activities, operating and financial review and prospects, statutory accounts, corporate governance, risk factors and other required disclosures. In Italy, where our common shares are listed on the MIB 30 index of the Milan Stock Exchange, we also publicly furnish a complete Italian translation of our Document de Reference to the Italian Consob, pursuant to mutual recognition procedures. We make public filings in Luxembourg where our convertible bonds due 2013 are listed on the Luxembourg Stock Exchange.

IV.   CORPORATE POLICIES RELATING TO BUSINESS ETHICS AND CONFLICTS OF INTEREST

      Our Managing Board has issued long-standing corporate standard operating policies on Business Ethics and Conflict of Interest, which prohibit insider trading, regulate financial reporting policies and disclosures, and enumerate our goals in environmental protection, promotion of human rights, health, safety, education and workplace practices. Our Business Ethics and Conflict of Interest policy will, like the our Corporate Governance Charter, be posted on our website and made available in print to any shareholder who may request it, after approval of this Charter by our General Meeting of Shareholders Scheduled set for April 23, 2004.

      The Internal Regulations for our Supervisory Board currently under review, and to be published once adopted, also set forth the rules applicable to Supervisory Board Members related to trading in ST shares and conflicts of interest.

V.    CONCLUSION

      Corporate Governance is a commitment to continuous improvement. We will consistently monitor and report our corporate governance policies and practices to update them as and when deemed necessary and we will report major changes to our shareholders and other stakeholders. An updated version of this charter will be available on our website. We will also report major changes to our shareholders and other stakeholders at our Annual General Meeting of shareholders.

                             DETACH PROXY CARD HERE
--------------------------------------------------------------------------------

        Mark, Sign, Date and Return                |X|
        the Proxy Card Promptly          Votes must be indicated
        Using the Enclosed Envelope.     (x) in Black or Blue ink.

                                      FOR   AGAINST  ABSTAIN                                         FOR   AGAINST  ABSTAIN

1. Adoption of the annual accounts   [  ]    [  ]    [  ]   6.  Proposal of appointment of Didier   [  ]    [  ]    [  ]
   for the 2003 financial year                                  Lombard as a new member of the
                                                                Supervisory Board as successor to,
                                                                and to complete the three-year
                                                                term (to expire at our 2005 AGM)
2. Discharge of the sole member      [  ]    [  ]    [  ]       of Remy Dullieux
   of the Managing Board
                                                            7.  Approval of the compensation of     [  ]    [  ]    [  ]
                                                                the members of the Supervisory
                                                                Board
3. Discharge of the members of       [  ]    [  ]    [  ]
   the Supervisory Board                                    8.  Approval of the new employee        [  ]    [  ]    [  ]
                                                                stock purchase plan

4. Adoption of a dividend of         [  ]    [  ]    [  ]   9.  Delegation to the Supervisory       [  ]    [  ]    [  ]
   $0.12 per common share                                       Board for five years of the
                                                                authority to issue new shares,
5. Proposal of appointment of        [  ]    [  ]    [  ]       to grant rights to subscribe for
   Gerald Arbola as a new                                       new shares and to limit and/or
   member of the Supervisory                                    exclude existing shareholders'
   Board as successor to, and to                                pre-emptive rights
   complete the three-year term
   (to expire at our 2005 AGM)
   of, Jean-Pierre Noblanc




                                      FOR   AGAINST  ABSTAIN

10. Approval of the change in the     [  ]    [  ]    [  ]
    quorum for the general meeting
    of shareholders from one-third
    of the issued share capital to
    15% of the issued share capital

11. Authorization of the amendment    [  ]    [  ]    [  ]
    of the articles of association
    relating to the items mentioned
    under Resolution 10

12. Approval of our Corporate        [  ]    [  ]    [  ]
    Governance Policy


[                        To change your address, please mark this box.  [  ]

                          -------------------------------------
                                        SCAN LINE
                          -------------------------------------
                          The Voting Instruction must be signed
                          by the person in whose name the relevant
                          Receipt is registered on the books of
                          the Depositary.  In the case of a
                          Corporation, the Voting Instruction
                          must be executed by a duly authorized
                          Officer or Attorney.

                          _____________________________   _____________________
                        ] Date   Share Owner sign here    Co-Owner sign here

--------------------------------------------------------------------------------
                            STMicroelectronics N.V.
                 Proxy Appointment and Voting Instruction Card
    (Must be presented at the meeting or received by mail prior to 5:00 p.m.
                   (eastern standard time) on April 20, 2004)

        The undersigned registered holder of common shares of New York Registry (each representing one common share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints ________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on April 23, 2004 and, in general, to exercise all rights the undersigned could exercise in respect of such common shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the common shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on March 11, 2004, at such Meeting in respect of the resolutions specified on the reverse side hereof.
NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

                                        STMicroelectronics N.V.
                                        P.O. Box 11473
                                        New York, N.Y. 10203-0473

To include any comments, please mark this box.  [  ]


     Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   STMicroelectronics N.V.


Date:    March 23, 2004            By:  /s/ PASQUALE PISTORIO
                                       ------------------------------

                                   Name:  Pasquale Pistorio
                                   Title: President and Chief Executive Officer

Enclosures: Shareholder materials for STMicroelectronics' Annual General Meeting of Shareholders ("AGM") of April 23, 2004, including: (i) Agenda for AGM; (ii) Report of the Managing Board; (iii) Report of the Supervisory Board; (iv) Annual Accounts for 2003; (v) AGM Proposed Resolutions; (vi) Proposed New Supervisory Board Member Data Forms; (vii) Deed of Amendment to the Articles of Association;
(viii) Corporate Governance Charter; (ix) Proxy Appointment and Voting Instruction Card.